SUBJECT TO COMPLETION, DATED _____, 2015

PRELIMINARY PROSPECTUS



20,000,000 Class A Shares
Representing Limited Partner Interests

This is the initial public offering of Class A shares representing limited partner interests of 8point3 Energy Partners LP. We are selling 20,000,000 Class A shares.

We expect the initial public offering price to be between $19.00 and $21.00 per Class A share. Currently, no public market exists for the Class A shares. We have applied to list our Class A shares on the NASDAQ Global Market under the symbol "CAFD."

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act and we are eligible for reduced public company reporting requirements. Please read "Prospectus Summary—Implications of Being an Emerging Growth Company."

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income and distributions we make to holders of our Class A shares will be taxable as ordinary dividend income to the extent of our current and accumulated earnings and profits as computed for U.S. federal income tax purposes.

Investing in the Class A shares involves risks that are described in the "Risk Factors" section beginning on page 34 of this prospectus.

These risks include the following:

- We may not have sufficient cash available for distribution to pay the initial quarterly distribution to our Class A shareholders.
- Since a substantial portion of our Initial Portfolio is still under construction, we are subject to risk related to the completion of such projects until such projects achieve their respective commercial operation dates.
- We have a limited operating history and our projects may not perform as we expect.
- We may not be successful in implementing our growth strategy of making accretive acquisitions of additional solar energy projects.
- Our level of indebtedness or restrictions in the new credit facilities of 8point3 Operating Company, LLC could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our Class A shareholders.
- Our general partner and its affiliates, including our Sponsors, have conflicts of interest with us and limited duties to us and our Class A shareholders, and they may favor their own interests to the detriment of us and our Class A shareholders.
- Holders of our Class A shares have limited voting rights and are not entitled to elect our general partner or its directors.
- Our partnership agreement restricts the remedies available to holders of our Class A shares for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties.
- Class A shareholders will experience immediate and substantial dilution in as adjusted net tangible book value of $14.02 per Class A share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Class A Share	Total
Initial public offering price	$	$
Underwriting discount[(1)]	$	$
Proceeds to us (before expenses)	$	$

(1) Excludes an aggregate structuring fee equal to 0.75% of the gross proceeds of this offering payable to Goldman, Sachs & Co. and Citigroup Global Markets Inc. Please read "Underwriting."

We have granted the underwriters an option to purchase up to an additional 3,000,000 Class A shares from us, at the initial public offering price, less the underwriting discount and structuring fee, for 30 days after the date of this prospectus.

The underwriters expect to deliver the Class A shares on or about _____, 2015.

Goldman, Sachs & Co.   Citigroup

The date of this prospectus is _____, 2015.

CERTAIN TERMS USED IN THIS PROSPECTUS

Unless the context provides otherwise, references herein to "we," "us," "our" and "8point3 Partners" or like terms, when used in a historical context, refer to the projects that our Sponsors (as defined below) are contributing to us in connection with this offering. When used in the present tense or prospectively, such terms refer to 8point3 Energy Partners LP together with its consolidated subsidiaries, including OpCo (as defined below), after giving effect to the Formation Transactions (as defined under "Prospectus Summary—Formation Transactions"). References herein to "our predecessor" refer to the operations of the SunPower Project Entities (as defined below) prior to the completion of this offering. References herein to "our general partner" refer to 8point3 General Partner, LLC. References herein to "OpCo" refer to 8point3 Operating Company, LLC and its subsidiaries. Upon completion of this offering, we will own a controlling non-economic managing member interest in OpCo and a 28.2% limited liability company interest in OpCo (or a 32.4% limited liability company interest if the underwriters exercise their option to purchase additional Class A shares in full) represented by OpCo common units and our Sponsors will collectively own a 71.8% limited liability company interest in OpCo (or a 67.6% limited liability company interest if the underwriters exercise their option to purchase additional Class A shares in full) represented by both OpCo common and subordinated units. Unless otherwise specifically noted, financial results and operating data are shown on a 100% basis and are not adjusted to reflect our Sponsors' non-controlling interest in OpCo. For an explanation of certain terms we use to describe our business and industry and other terms used in this prospectus please read the "Glossary" beginning on page C-1 of this prospectus.

References within this prospectus to:

"Blackwell Project" refers to the solar energy project located in Kern County, California, that is held by the Blackwell Project Entity and has a nameplate capacity of 12 MW;

"Blackwell Project Entity" refers to Blackwell Solar, LLC;

"C&I Project Entities" refers to the Macy's Project Entities and the UC Davis Project Entity;

"Contributing Sponsor" refers, with respect to each project in the Initial Portfolio, to that Sponsor that directly or indirectly owned such project prior to the completion of this offering;

"First Solar" refers to First Solar, Inc., a corporation formed under the laws of the State of Delaware, in its individual capacity or to First Solar, Inc. and its subsidiaries, as the context requires. Unless otherwise specifically noted, references to First Solar and its subsidiaries excludes us, our general partner, Holdings and our subsidiaries, including OpCo;

"First Solar Project Entities" refers to the Lost Hills Project Entity, the Blackwell Project Entity, the Maryland Solar Project Entity, the North Star Project Entity and the Solar Gen 2 Project Entity and, with respect to certain of the foregoing, one or more of its direct or indirect holding companies;

"First Solar ROFO Projects" refers to, collectively, the projects set forth in the chart under the heading "Business—Our Portfolio—ROFO Projects" with First Solar listed as the "Developing Sponsor" and as to which we have a right of first offer under the First Solar ROFO Agreement (as defined under "Certain Relationships and Related Party Transactions—ROFO Agreements") should First Solar decide to sell them;

"Holdings" refers to 8point3 Holding Company, LLC, a limited liability company formed under the laws of the State of Delaware by First Solar and SunPower and the parent of our general partner;

"Initial Portfolio" refers to, collectively, our initial portfolio of solar energy projects, which consists of the Lost Hills Blackwell Project, the Macy's Project, the Maryland Solar Project, the North Star

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you need to consider in making your investment decision. Before making an investment decision, you should read this entire prospectus carefully and should consider, among other things, the matters set forth under "Risk Factors," "Selected Historical and Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the combined carve-out and pro forma condensed consolidated financial statements and the related notes to those financial statements included elsewhere in this prospectus. Unless otherwise indicated, the information in this prospectus assumes: (i) an initial public offering price of $20.00 per Class A share (the midpoint of the price range set forth on the cover page of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional Class A shares. As used in this prospectus, all references to watts (e.g., megawatts, or MW, or gigawatts, or GW) refer to measurements of alternating current, or AC, except where otherwise noted. Our name is derived from the average amount of time it takes light from the sun to reach the earth, which is 8.3 minutes.

8point3 Energy Partners LP

Overview

We are a growth-oriented limited partnership formed by First Solar and SunPower to own, operate and acquire solar energy generation projects. Upon completion of this offering, our Initial Portfolio, which we will acquire from our Sponsors, will have interests in 432 MW of solar energy projects. Our primary objective is to generate predictable cash distributions that grow at a sustainable rate. We intend to achieve this objective by acquiring high-quality solar assets primarily developed by our Sponsors that generate long-term contracted cash flows and serve utility, C&I and residential customers in the United States and other select markets, primarily within the countries that comprise the Organization for Economic Co-operation and Development, or the OECD.

We believe our relationship with our Sponsors provides us with a significant competitive advantage. Our Sponsors have demonstrated track records of developing solar energy projects in our target markets. For example, between 2005 and 2014, our Sponsors developed, built or supplied solar modules to approximately 39% of the 18.1 GW of solar power capacity installed in the United States and approximately 11% of the solar power capacity installed in the OECD. As of March 31, 2015, on a combined basis, our Sponsors had identified a development pipeline (as defined in the "Certain Terms Used in this Prospectus") of approximately 13.7 GW of potential solar energy project opportunities, ranging from early-stage to advanced-stage development. We will have a right of first offer, or ROFO, on interests in 1,143 MW of the advanced development stage projects included in this pipeline, all of which are located in our target markets. Our Sponsors' development track records are enhanced by their vertically integrated business models across the solar value chain, from solar module and select balance of systems manufacturing to providing engineering, procurement and construction, or EPC, and operations and maintenance, or O&M, services, which enables them to more efficiently develop solar energy projects.

We believe the key drivers of solar energy industry growth are the following:

- ***Increasing demand for solar energy.*** Global energy demand is increasing due to economic development and population growth. The Energy Information Administration, or the EIA, projects OECD electricity generation to increase 34% between 2014 and 2040, requiring a capacity increase of more than 600 GW, which will include solar energy projects. Due to

Upon the completion of this offering, we will own interests in six utility-scale solar energy projects, three of which are operational and three of which are in late-stage construction. These assets will represent 87% of the generating capacity of our Initial Portfolio upon all projects attaining COD. We will also own interests in a portfolio of C&I and residential DG Solar assets, which will represent 13% of the generating capacity of our Initial Portfolio. Our Initial Portfolio is located entirely in the United States and consists of utility-scale and C&I assets that sell substantially all of their output under long-term, fixed-price offtake agreements with investment grade offtake counterparties and residential DG Solar assets that are leased under long-term fixed-price offtake agreements with high credit quality residential customers with FICO scores averaging 765 at the time of initial contract. As of March 31, 2015, the weighted average remaining life of offtake agreements across our Initial Portfolio was 22.0 years. In addition, we will have a right of first offer on certain of our Sponsors' solar energy projects that are currently contracted or expected to be contracted prior to the closing of this offering, should our Sponsors decide to sell such projects during the term of our ROFO Agreements.

We intend to make quarterly distributions of cash to holders of our Class A shares in accordance with "Our Cash Distribution Policy and Restrictions on Distributions." Our initial quarterly distribution will be set at $0.2097 per Class A share or $0.8388 per Class A share on an annualized basis. Because not all of our Initial Projects are fully operational, our Sponsors have agreed to forego distributions declared on their OpCo common and subordinated units until such fiscal quarter commencing on or after March 1, 2016 that the board of directors of our general partner, with the concurrence of the conflicts committee, determines that OpCo will generate sufficient cash available for distribution without such forbearance for us to pay the full initial quarterly distribution for such quarter and the successive quarter. We intend to target an annual growth rate of our distributions of 12% to 15% per Class A share over the three-year period following completion of this offering. This target is based on our Sponsors' intention to offer us ROFO Projects on a schedule designed to produce such an increase. Furthermore, we believe we will have opportunities in the United States and in other OECD member countries to acquire solar projects with characteristics similar to the projects in our Initial Portfolio, which we expect to give us the opportunity to increase the amount of cash available for distribution over time. While we believe our targeted growth rate is reasonable, it is based on estimates and assumptions regarding a number of factors, many of which are beyond our control, and we may not be able to expand our business at a rate consistent with our expectations, if at all.

allows us to capitalize on the different growth profiles within the solar energy landscape and to maximize our total addressable market.

- *Recently developed projects.* Our Initial Portfolio is comprised of newly developed projects, with three of our utility projects and two of our C&I projects being in the final stages of construction and three of our utility projects and approximately 85% of our residential portfolio attaining COD within the last two years and all of our residential portfolio attaining COD within the last four years. At the closing of this offering, of the six utility-scale projects, four will be operational. Our projects generally have an expected useful economic life of over 30 years. Moreover, all of the projects in our Initial Portfolio employ the leading technologies of our Sponsors.

Our pure play business model

Our Initial Portfolio and ROFO Portfolio are comprised entirely of solar energy projects owned by, to be acquired from, or being developed by, our Sponsors. We believe that concentrating our efforts and focusing our resources on solar energy will enhance our operational efficiency and ability to meet our objective to generate predictable cash distributions that grow at a sustainable rate. In addition, we believe that having our Sponsors as our key module providers and utilizing their leading solar module technology to generate power further maximizes operational benefits and reliability, and differentiates us from our competitors, who utilize generation technology acquired from multiple unrelated module suppliers.

Our strategic relationship with our Sponsors

Our Sponsors' interests are highly aligned with ours. Our ability to grow and continually acquire projects from our Sponsors is expected to be an important source of funding for our Sponsors' core solar module manufacturing businesses. All of the projects in our Initial Portfolio and ROFO Portfolio were developed, or are being developed, by our Sponsors. In addition, First Solar and SunPower will retain a collective 71.8% limited liability company interest in OpCo and receive distributions on their OpCo units following the forbearance period. In addition, through their ownership of Holdings, our Sponsors hold all of the incentive distribution rights, or IDRs, in OpCo which represent a variable interest in distributions after certain distribution thresholds are met. The IDR mechanism provides a further economic incentive for our Sponsors to facilitate our growth over time.

Predictable and sustainable cash flows

We expect our Initial Portfolio to support a consistent cash flow profile that will serve as a stable base for the growth of our cash distributions over time. The projects in our Initial Portfolio consist of utility-scale and C&I assets that sell substantially all of their output under long-term, fixed-price offtake agreements with investment grade offtake counterparties and residential DG Solar assets that are leased under long-term fixed-price offtake agreements with high credit quality residential customers with FICO scores averaging 765 at the time of initial contract. Furthermore, our O&M costs are expected to be predictable because we have no fuel or feedstock costs and relatively low maintenance costs.

Management and operational expertise

We believe that we have a distinct advantage in having two of the leading vertically integrated solar providers as our Sponsors. Our chief executive officer serves as the chief financial officer of SunPower, and our chief financial officer serves as the chief financial officer of First Solar. Our officers have considerable experience in manufacturing, developing, financing, operating and maintaining solar power

Sponsor who contributed such project will agree to pay to OpCo all costs required to complete such project, as well as certain liquidated damages in the event such project fails to achieve operability pursuant to an agreed schedule, (iii) each Sponsor will agree to certain undertakings on the part of its affiliates who provide asset management, construction, operating and maintenance and other services to the Project Entities contributed by such Sponsor, (iv) to the extent a Sponsor continues to post credit support on behalf of a Project Entity after it has been contributed to OpCo, OpCo will agree to reimburse such Sponsor upon any demand or draw under such credit support, and the Sponsor will agree to maintain such support pursuant to the applicable underlying contractual or regulatory requirements, (v) each Sponsor will agree to indemnify OpCo for any costs it incurs with respect to certain tax-related events and events in connection with tax equity financing arrangements, and (vi) the parties will agree to a mutual undertaking regarding confidentiality and use of names, trademarks, trade names and other insignias. Please read "Certain Relationships and Related Party Transactions— Omnibus Agreement."

ROFO Agreements.   Under the terms of the right of first offer agreements, or the ROFO Agreements, between OpCo and each of our Sponsors, the applicable Sponsor will grant OpCo a right of first offer to purchase any of its ROFO Projects in the event of any proposed sale, transfer or other disposition of such ROFO Projects, or any portion thereof, for a period of five years following the completion of this offering. Under the ROFO Agreements, if OpCo exercises the right, each Sponsor will agree to negotiate with OpCo in good faith, for a period of 45 days, to reach agreement on a transaction with respect to any proposed sale of the applicable ROFO Project. Under the ROFO Agreements, however, neither Sponsor will be obligated to sell any of the ROFO Projects. Accordingly, we do not know when, if ever, these projects will be made available to OpCo. The likelihood and timing of OpCo's ability to acquire any ROFO Projects will depend upon, among other things, the determination that the acquisition is appropriate for our business at that particular time, our ability to agree on mutually acceptable terms of purchase, including price, our ability to obtain financing on acceptable terms and our ability to obtain any necessary consents. Please read "Certain Relationships and Related Party Transactions—ROFO Agreements."

Exchange Agreement.   We will enter into an exchange agreement, or Exchange Agreement, with our Sponsors, our general partner and OpCo, under which a Sponsor can tender OpCo common units and an equal number of such Sponsor's Class B shares, together referred to as the Tendered Units, for redemption to OpCo and us. Each Sponsor has the right to receive, at the election of OpCo with the approval of the conflicts committee, either the number of our Class A shares equal to the number of Tendered Units or a cash payment equal to the number of Tendered Units multiplied by the then current trading price of our Class A shares. In addition, we have the right but not the obligation, to directly purchase such Tendered Units for, subject to the approval of our conflicts committee, cash or our Class A shares at our election. Please read "Certain Relationships and Related Party Transactions—Exchange Agreement."

Registration Rights Agreement.   We will enter into a registration rights agreement, or Registration Rights Agreement, with our Sponsors and certain of their respective affiliates under which each Sponsor and its affiliates will be entitled to demand registration rights, including the right to demand that a shelf registration statement be filed, and "piggyback" registration rights, for our Class A shares that it acquires. Please read "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Equity Purchase Agreement.   We will enter into an equity purchase agreement, or Equity Purchase Agreement, with OpCo, under which we will use all of the net proceeds of this offering to purchase 20,000,000 of OpCo's common units from OpCo and OpCo will issue a non-economic managing member interest to us. OpCo will use the funds it receives under the Equity Purchase Agreement to

Risks Related to this Offering and Ownership of Our Class A Shares

- Holders of our Class A shares have limited voting rights and are not entitled to elect our general partner or its directors.
- Our partnership agreement restricts the remedies available to holders of our Class A shares for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties.
- Our partnership agreement replaces our general partner's fiduciary duties to holders of our Class A shares with contractual standards governing its duties.
- Class A shareholders will experience immediate and substantial dilution in as adjusted net tangible book value of $14.02 per Class A share.

Risks Related to Taxation

- Our future tax liability may be greater than expected if we do not generate net operating losses, or NOLs, sufficient to offset taxable income or if tax authorities challenge certain of our tax positions.
- Our ability to use NOLs and NOL carryforwards to offset future income may be limited.
- Distributions to Class A shareholders may be taxable as dividends.

Formation Transactions

In March 2015, First Solar and SunPower entered into a master formation agreement to form a joint venture to indirectly own, operate and acquire solar energy systems. Such master formation agreement provided for the formation of Holdings, us and our general partner.

Prior to the closing of this offering, the following transactions will occur (or have occurred):

- SunPower will form OpCo and will own 100% of the limited liability company interests therein;
- Holdings will issue to each of our Sponsors management and economic units representing 50% voting and economic ownership interest in Holdings;
- our general partner will issue 100% of its limited liability company interests to Holdings;
- we will issue a non-economic general partner interest to our general partner;
- SunPower will contribute to OpCo, through three tax equity transactions and a merger into an OpCo subsidiary, a nearly 100% interest in each of the SunPower Project Entities, subject, in the case of the Quinto Project, the RPU Project, the UC Davis Project and the Macy's Project, to the tax equity investor's right to a varying portion of the cash flows from the projects; and
- OpCo will enter into a new $525 million senior secured credit facility, consisting of a $300 million term loan facility, a $25 million delayed draw term loan facility and a $200 million revolving credit facility. The funding of the senior secured credit facility will be conditioned upon the completion of this offering. The full amount of the term loan facility will be outstanding, approximately $11.5 million of letters of credit will be outstanding under our revolving credit facility, and the remaining portion of the revolving credit facility and the delayed draw term loan facility will be undrawn at the closing of this offering.

Concurrently with the closing of this offering, the following transactions will occur:

- First Solar will contribute to OpCo a 49% indirect economic interest in each of the Lost Hills Blackwell Project, the North Star Project and the Solar Gen 2 Project, respectively;
- First Solar will contribute to OpCo a 100% interest in the Maryland Solar Project Entity, upon which the Maryland Solar Project Entity will lease the Maryland Solar Project to Maryland Solar Holdings, Inc., a subsidiary of First Solar, for a lease term that will expire on December 31, 2019;

- we will issue 20,000,000 of our Class A shares (or 23,000,000 Class A shares if the underwriters exercise in full their option to purchase additional Class A shares) to the public in this offering in exchange for net proceeds of approximately $375.0 million (or approximately $431.3 million if the underwriters exercise in full their option to purchase additional Class A shares), after deducting the underwriting discount and the structuring fee;

- OpCo will retain $37.8 million of the net proceeds it receives from us for general purposes;

- under the Purchase Agreement with OpCo, we will use all of the net proceeds from this offering to purchase from OpCo 20,000,000 OpCo common units (or 23,000,000 OpCo common units if the underwriters exercise in full their option to purchase additional Class A shares), OpCo will issue a non-economic managing member interest to us and OpCo will retain a portion of these net proceeds for general purposes, including to fund future acquisition opportunities;

- OpCo will use (i) $191.0 million of the net proceeds it receives from us and $168.9 million of the net proceeds from the term loan facility to make a distribution to SunPower and (ii) $146.2 million of the net proceeds it receives from us and $129.4 million of the net proceeds from the term loan facility to make a distribution to First Solar;

- we will issue to SunPower 28,883,075 Class B shares, representing a 40.7% voting interest in us, and OpCo, in connection with the contribution by First Solar and the purchase of common units by us, will recapitalize its membership interests held by SunPower into 8,778,190 OpCo common units and 20,104,885 OpCo subordinated units, representing a 40.7% economic interest in OpCo;

- we will issue to First Solar 22,116,925 Class B shares, representing a 31.1% voting interest in us, and OpCo, in connection with the contribution by First Solar and the purchase of common units by us, will issue to First Solar 6,721,810 OpCo common units and 15,395,115 OpCo subordinated units, representing a 31.1% economic interest in OpCo;

- OpCo will issue all of the incentive distribution rights to Holdings;

- we, our general partner and OpCo will enter into an Exchange Agreement with our Sponsors;

- we will enter into a Registration Rights Agreement with our Sponsors;

- we, our general partner, Holdings and OpCo will enter into the Management Services Agreements with each of our Sponsors;

- OpCo will enter into the ROFO Agreements with each of our Sponsors; and

- we, our general partner, Holdings and OpCo will enter into an Omnibus Agreement with our Sponsors.

In addition, we have granted the underwriters a 30-day option to purchase up to an aggregate of 3,000,000 additional Class A shares. The number of OpCo common units to be issued to the Sponsors includes OpCo common units that will be issued at the expiration of the underwriters' option to purchase additional Class A shares, assuming that the underwriters do not exercise the option. Any exercise of the underwriters' option to purchase additional Class A shares would reduce the number of OpCo common units and Class B shares issued to the Sponsors by the number of Class A shares purchased by the underwriters in connection with such exercise. If and to the extent that the underwriters exercise their option to purchase additional Class A shares, the proceeds thereof will be used by us to purchase an equal number of common units of OpCo, and a number of additional OpCo common units and Class B shares equal to the number of Class A shares subject to the option not purchased by the underwriters will be issued to the Sponsors at the expiration of the option period for no additional consideration. OpCo will use the proceeds of any exercise of the underwriters' option contributed to it to make an additional distribution to our Sponsors. All of the foregoing transactions are collectively referred to herein as the "Formation Transactions."

Organizational Structure After the Formation Transactions

The following diagram depicts our simplified organizational and ownership structure after giving effect to the Formation Transactions and this offering.



The Offering

Class A shares offered to the public	20,000,000 Class A shares.
	23,000,000 Class A shares if the underwriters exercise in full their option to purchase additional Class A shares from us.
Class B shares	First Solar will own 22,116,925 Class B shares, or 20,815,930 Class B shares if the underwriters exercise in full their option to purchase additional Class A shares from us.
	SunPower will own 28,883,075 Class B shares, or 27,184,070 Class B shares if the underwriters exercise in full their option to purchase additional Class A shares from us.
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional Class A shares.
Shares outstanding after this offering	20,000,000 Class A shares (23,000,000 Class A shares if the underwriters exercise in full their option to purchase additional Class A shares from us), which represents 100% of the economic limited partner interests in 8point3 Partners, and 51,000,000 Class B shares (48,000,000 Class B shares if the underwriters exercise in full their option to purchase additional Class A shares from us).
Use of proceeds	We expect to receive approximately $375.0 million of net proceeds from the sale of Class A shares offered hereby based upon the assumed initial public offering price of $20.00 per Class A share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount and the structuring fee but before offering expenses (which will be paid by our Sponsors).
	We intend to use all of the net proceeds of this offering to purchase 20,000,000 OpCo common units from OpCo. OpCo intends to use (i) approximately $146.2 million of such net proceeds to make a cash distribution to First Solar, (ii) approximately $191.0 million of such net proceeds to make a cash distribution to SunPower and (iii) approximately $37.8 million of such net proceeds for general purposes, including to fund future acquisition opportunities. If and to the extent that the underwriters exercise their option to purchase additional Class A shares, the

proceeds thereof will be used by us to purchase a number of OpCo common units equal to the number of Class A shares purchased pursuant to the option. A number of additional OpCo common units and Class B shares equal to the number of Class A shares subject to the option not purchased by the underwriters will be issued to the Sponsors at the expiration of the option period for no additional consideration. OpCo will use the proceeds contributed to it to make an additional distribution to the Sponsors. Please read "Use of Proceeds."

After the application of the net proceeds from this offering, we will own a 28.2% limited liability company interest in OpCo (or a 32.4% limited liability company interest if the underwriters exercise in full their option to purchase additional Class A shares).

Cash distributions . . . . We expect to pay an initial quarterly distribution of $0.2097 per Class A share, after incorporating the effects of the distribution forbearance described below, based on the fact that we will own the same number of OpCo common units as the number of our Class A shares outstanding and our expectation that OpCo will make a minimum quarterly distribution equal to $0.2097 per OpCo common and subordinated unit, to the extent it has sufficient cash after the establishment of cash reserves and the payment of expenses, including payments to our general partner and our Sponsors, in each case subject to various restrictions and other factors described in "Our Cash Distribution Policy and Restrictions on Distributions." OpCo will pay all of our expenses, including the expenses we expect to incur as a result of being a publicly traded entity, other than U.S. federal income tax expense. We do not expect to be required to pay U.S. federal income tax for a period of approximately ten years. Please read "Risk Factors—Risks Related to Taxation—Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income or if tax authorities challenge certain of our tax positions."

We and OpCo will make quarterly distributions, if any, within 45 days after the end of each quarter, on or about the 15th day of each January, April, July and October to holders of record on or about the first day of each such month. For the fiscal quarter in which this offering closes, we intend to pay a prorated distribution on our Class A shares covering the period from the completion of this offering through August 31, 2015, based on the actual length of that period.

The OpCo limited liability company agreement provides for distributions of available cash from operating surplus each quarter in the following manner:

- *first*, 100% to the holders of OpCo common units until each OpCo common unit has received a minimum quarterly distribution of $0.2097 plus any arrearages from prior quarters;

- *second*, 100% to the holders of OpCo subordinated units until each OpCo subordinated unit has received a minimum quarterly distribution of $0.2097; and

- *third*, 100% to all OpCo unitholders, pro rata, until each OpCo unit has received a distribution of $0.31455.

If cash distributions to the OpCo unitholders exceeds $0.31455 per OpCo common and subordinated unit in any quarter, Holdings will receive increasing percentages, up to 50%, of the cash OpCo distributes in excess of that amount. We refer to the right to these distributions as "incentive distribution rights" because they incentivize our Sponsors to increase distributions to the OpCo unitholders. In certain circumstances, Holdings, as the initial holder of the OpCo incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on OpCo cash distributions at the time of the exercise of this reset election. Please read "Provisions of Our Partnership Agreement and the OpCo Limited Liability Company Agreement Relating to Cash Distributions."

If we do not otherwise have sufficient available cash at the end of each quarter, we or OpCo may, but are under no obligation to, borrow funds to pay distributions to our Class A shareholders or OpCo's unitholders. Neither we nor OpCo has a legal obligation to pay distributions at our initial quarterly distribution rate, the minimum quarterly distribution rate or at any other rate.

Under the OpCo limited liability company agreement, OpCo will reimburse our general partner and its affiliates, including our Sponsors, for costs and expenses they incur and payments they make on our behalf. Pursuant to the Management Services Agreements, we will pay an aggregate annual fee of $1.7 million to our Sponsors for general and administrative, or G&A

services, which is subject to a one-time right to increase by each Sponsor in an amount not to exceed 15%. In addition, we expect to incur $3.3 million of incremental G&A expense annually as a result of being a publicly traded limited partnership. OpCo will make each of these payments prior to OpCo making any distributions on its common and subordinated units. Please read "Certain Relationships and Related Party Transactions—Management Services Agreements."

The amount of cash available for distribution OpCo must generate to support the payment of the minimum quarterly distribution on OpCo's common and subordinated units and the initial quarterly distribution on our Class A shares, in each case to be outstanding immediately after this offering, for four quarters is approximately $59.6 million (or approximately $14.9 million per quarter).

If we had completed the Formation Transactions, including this offering, on December 30, 2013, OpCo's unaudited pro forma cash available for distribution for the twelve months ended March 29, 2015 and for the year ended December 28, 2014 would have been a deficit of approximately $4.1 million and $1.0 million, respectively. Therefore, OpCo would have been unable to pay any distributions on its units, and we would have been unable to pay any distributions on our Class A shares, for the twelve months ended March 29, 2015 or for the year ended December 28, 2014.

We believe, based on our financial forecast and related assumptions included in "Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the twelve-month periods ending May 31, 2016 and May 31, 2017," and after incorporating the effects of the distribution forbearance described below, we will generate sufficient cash available for distribution to support the payment of our initial quarterly distribution of $0.2097 per share (or $0.8388 per share on an annualized basis) on all of our Class A shares. However, we do not have a contractual obligation to pay quarterly distributions and we might not pay quarterly distributions to our Class A shareholders in any quarter. Our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and there is no guarantee

	that we will make quarterly cash distributions to our Class A shareholders at the initial quarterly distribution rate or at all. Please read "Our Cash Distribution Policy and Restrictions on Distributions."
Distribution forbearance provisions	Our Sponsors have agreed to forego any distributions declared on their common and subordinated units of OpCo during the forbearance period. The amount of distributions to be foregone by the Sponsors, assuming OpCo declares the minimum quarterly distribution per unit, will be $10.7 million per fiscal quarter (or $10.1 million if the underwriters exercise their option to purchase additional Class A shares in full). The purpose of this forbearance is to reduce the risk that the holders of Class A shares will not receive the full initial quarterly distribution as a result of certain solar energy projects not reaching COD until after the closing of the offering. The "forbearance period" will end in the fiscal quarter commencing on or after March 1, 2016 that the board of directors of our general partner, with the concurrence of the conflicts committee, determines that OpCo will be able to earn and pay at least the minimum quarterly distribution on each of its outstanding common and subordinated units for such quarter and the successive quarter.
OpCo subordinated units	Our Sponsors will initially own all of the OpCo subordinated units. The principal difference between the OpCo common and subordinated units is that for any quarter during the subordination period, the OpCo subordinated units will not be entitled to receive any distribution of available cash from operating surplus until the OpCo common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from operating surplus from prior quarters. OpCo subordinated units will not accrue arrearages nor will OpCo common units held by our Sponsors with respect to the forbearance period. During the forbearance period, our Sponsors' common and subordinated units in OpCo will not be treated as outstanding for purposes of calculating the earn and pay tests that determine the duration of the subordination period and that are described in "Provisions of Our Partnership Agreement and the OpCo Limited Liability Company Agreement

	Relating to Cash Distributions—Provisions of the OpCo Limited Liability Company Agreement Relating to Cash Distributions—Subordination Period."
Conversion of OpCo subordinated units	The subordination period will end on the first business day after we have earned and paid an aggregate amount of at least $0.8388 (the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units for each of three consecutive, non-overlapping four-quarter periods ending on or after August 31, 2018 and there are no outstanding arrearages on our common units.
	Notwithstanding the foregoing, the subordination period will end on the first business day after we have paid an aggregate amount of at least $1.2582 (150.0% of the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units and we have earned that amount plus the related distribution on the incentive distribution rights, for any four-quarter period ending on or after August 31, 2016 and there are no outstanding arrearages on our common units.
	When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages.
Issuance of additional shares	Our partnership agreement authorizes us to issue an unlimited number of additional Class A shares and other partnership interests without the approval of our shareholders. Our shareholders (other than our Sponsors and their affiliates) will not have preemptive or participation rights to purchase their pro rata share of any additional shares issued. Please read "Shares Eligible for Future Sale" and "Material Provisions of the 8point3 Partners Partnership Agreement—Issuance of Additional Partnership Interests."
Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our shareholders will have only limited voting rights on matters affecting our business. Our shareholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general

partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding shares, including any shares owned by our general partner and its affiliates, voting together as a single class. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the Class A shares and a majority of the Class B shares, voting as separate classes. Upon the closing of this offering, our Sponsors will own Class B shares equal to an aggregate of 71.8% of our Class A and Class B shares. This will give our Sponsors the ability to prevent the removal of our general partner. Please read "Material Provisions of the 8point3 Partners Partnership Agreement—Meetings; Voting Rights."

Limited call right . . . . If at any time our general partner and its affiliates own more than 80% of the aggregate of the number of Class A shares then outstanding and the number of Class B shares equal to the number of OpCo common units owned by the Sponsors partner and their affiliates, our general partner will have the right, at its option, which it may assign in whole or in part to us or an affiliate, to purchase all, but not less than all, of the remaining Class A shares at a price not less than the then-current market price of the Class A shares, as calculated in accordance with our partnership agreement.

Certain U.S. federal income tax consequences . . . . Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income. We expect to generate NOLs that we can use to offset future taxable income. As a result, we do not expect to pay meaningful U.S. federal income tax for a period of approximately ten years. This estimate is based upon assumptions we have made regarding, among other things, OpCo's income, capital expenditures, cash flows, net working capital and cash distributions, and it ignores the effect of any possible acquisitions of additional assets, including the ROFO Projects. For a discussion of U.S. federal and estate tax consequences to non-U.S. holders, please read

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table sets forth summary combined carve-out financial data of our predecessor and summary pro forma financial data of 8point3 Energy Partners LP as of and for the periods indicated. The combined carve-out financial statements of our predecessor as of March 29, 2015, March 30, 2014, December 28, 2014 and December 29, 2013, for the three months ended March 29, 2015 and March 30, 2014, and for the years ended December 28, 2014 and December 29, 2013, appearing elsewhere in this prospectus were prepared on a "carve-out" basis which comprises contracted solar energy projects and leased solar energy systems that have historically been owned by SunPower. The predecessor is not an existing stand-alone legal entity; rather it is a combination of currently operating leased solar energy systems and solar energy projects currently under construction that have long-term offtake agreements, all of which are currently owned by SunPower. The combined carve-out financial statements are intended to represent the financial results during those periods of SunPower's contracted solar energy projects and leased solar energy systems in the United States that will be contributed to OpCo as part of the Formation Transactions. The following summary historical combined carve-out financial and operating data presents all of the projects and operations of our predecessor.

Upon the completion of this offering, we will own a controlling non-economic managing member interest in OpCo, and a 28.2% limited liability company interest in OpCo (assuming no exercise of the underwriters' option to purchase additional Class A shares) and our Sponsors will collectively own a non-controlling 71.8% limited liability company interest in OpCo (assuming no exercise of the underwriters' option to purchase additional Class A shares). However, as required by U.S. GAAP, we will continue to consolidate 100% of the assets and operations of OpCo in our financial statements and reflect a non-controlling interest.

The summary unaudited pro forma financial data has been derived by the application of pro forma adjustments to the historical combined carve-out financial statements of our predecessor included elsewhere in this prospectus. The pro forma balance sheet assumes that the Formation Transactions and this offering occurred as of March 29, 2015 and the pro forma statements of operations data for the three months ended March 29, 2015 and for the year ended December 28, 2014 assume that the Formation Transactions and this offering, with respect to share and per share information, occurred as of December 30, 2013.

The unaudited pro forma condensed consolidated financial statements reflect the following significant assumptions and Formation Transactions related to this offering:

- the issuance by us of an aggregate of 28,883,075 Class B shares and the issuance by OpCo of an aggregate of 8,778,190 OpCo common units and 20,104,885 OpCo subordinated units to SunPower in connection with the reorganization of OpCo;

- the contribution by First Solar of the First Solar Project Entities in exchange for an aggregate of 22,116,925 Class B shares, 6,721,810 OpCo common units, 15,395,115 OpCo subordinated units and the right to receive a portion of the proceeds of this offering;

- the issuance by us of 20,000,000 Class A shares in this offering for net proceeds of $375.0 million;

- the use by us of all of the net proceeds of this offering to purchase from OpCo 20,000,000 OpCo common units, resulting in our owning a 28.2% interest in OpCo, and the use by OpCo of the net proceeds it receives from us to make a distribution to First Solar of $146.2 million and to make a distribution to SunPower of $191.0 million, with the remaining $37.8 million of net proceeds OpCo receives from us to be used for general purposes, including to fund future acquisition opportunities;

- the issuance by OpCo of all of the incentive distribution rights to Holdings;

- the issuance by OpCo of a non-economic managing member interest to us; and

- the entrance into of a $525 million senior secured credit facility, consisting of a $300 million term loan facility, a $25 million delayed draw term loan facility and a $200 million revolving credit facility, of which the full amount of the term loan facility will be outstanding, approximately $11.5 million of letters of credit will be outstanding under our revolving credit facility, and the remaining portion of the revolving credit facility and the delayed draw term loan facility will be undrawn at the closing of this offering, the distribution of the proceeds from the term loan facility to our Sponsors and the issuance costs associated with entering into such facility.

The combined carve-out financial statements of our predecessor, from which the summary unaudited pro forma financial data have been derived, are presented in U.S. dollars and have been prepared in accordance with U.S. GAAP.

8point3 Partners has not yet commenced operations and has no significant assets or liabilities.

The following table should be read together with, and is qualified in its entirety by reference to, the combined carve-out financial statements and the accompanying notes included elsewhere in this prospectus. Among other things, the combined carve-out financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our summary unaudited pro forma financial information does not purport to represent what our results of operations or financial position would have been if we operated as a publicly traded partnership during the period presented and may not be indicative of our future performance.

(In thousands)	Pro Forma As Adjusted Three Months Ended March 29, 2015	Historical Three Months Ended March 29, 2015	Three Months Ended March 30, 2014	Pro Forma As Adjusted Year Ended December 28, 2014	Historical Year Ended December 28, 2014	Year Ended December 29, 2013
Statement of Operations Data:						
Revenues:						
Operating revenues	$ 3,138	$ 2,134	$2,469	$12,310	$ 9,231	$24,489
Total revenues	3,138	2,134	2,469	12,310	9,231	24,489
Operating costs and expenses:						
Cost of operations	2,121	2,058	299	(2,576)	(3,195)	13,111
Cost of operations-parent	234	234	234	937	937	928
Selling, general and administrative	2,941	3,279	642	6,232	4,818	4,272
Depreciation, amortization and accretion	1,345	730	807	3,570	2,339	3,224
Total operating costs and expenses	6,641	6,301	1,982	8,163	4,899	21,535
Operating income (loss)	(3,503)	(4,167)	487	4,147	4,332	2,954
Interest expense	2,972	1,045	1,392	11,886	5,525	6,751
Other expense (income)	3,948	3,948	—	—	—	—
Loss before income taxes	(10,423)	(9,160)	(905)	(7,739)	(1,193)	(3,797)
(Provision for) benefit from income taxes	(6)	(6)	(17)	(23)	(23)	(30)
Equity in earnings of unconsolidated investees, net of tax	767	—	—	(776)	—	—
Net income (loss)	(9,662)	(9,166)	(922)	(8,538)	(1,216)	(3,827)
Less net income (loss) attributable to noncontrolling interests	(6,940)	—	—	(6,132)	—	—
Net income (loss) attributable to 8point3 Partners	$ (2,722)	$(9,166)	$ (922)	$ (2,406)	$(1,216)	$ (3,827)
Basic net income (loss) per share	$ (0.14)			$ (0.12)		

(In thousands)	Pro Forma As Adjusted Three Months Ended March 29, 2015	Historical Three Months Ended March 29, 2015	Historical Three Months Ended March 30, 2014	Pro Forma As Adjusted Year Ended December 28, 2014	Historical Year Ended December 28, 2014	Historical Year Ended December 29, 2013
Balance Sheet Data (at period end):						
Property and equipment, net	$289,339	$235,743	N/A	N/A	$158,208	$100,010
Total assets	$772,460	$325,526	N/A	N/A	$247,969	$200,565
Long-term debt and financing obligations	$297,526	$128,841	N/A	N/A	$ 91,183	$ 31,545
Total equity	$424,857	$127,690	N/A	N/A	$127,510	$139,933
Cash Flow Data:						
Net cash provided by (used in)						
Operating activities	N/A	$ (2,214)	$ 1,310	N/A	$ 1,801	$ 5,380
Investing activities	N/A	$ (66,655)	$(7,370)	N/A	$ (55,231)	$ (8,082)
Financing activities	N/A	$ 68,869	$ 6,060	N/A	$ 53,430	$ 2,702
Other Financial Data:						
EBITDA(1)	$ (5,339)	$ (7,385)	$ 1,294	$6,941	$ 6,671	$ 6,178

(1) For a discussion of the non-U.S. GAAP financial measures EBITDA, please read "—Non-U.S. GAAP Financial Measures."

Non-U.S. GAAP Financial Measures

EBITDA

We define EBITDA as net income plus interest expense, income tax expense, depreciation and amortization. EBITDA is a non-U.S. GAAP financial measure. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The U.S. GAAP measure most directly comparable to EBITDA is net income. The presentation of EBITDA should not be construed as an implication that our future results will be unaffected by unusual or non-recurring items. We believe EBITDA is useful to investors in evaluating our operating performance because:

- securities analysts and other interested parties use such calculations as a measure of financial performance and borrowers' ability to service debt;

- it is used by our management for internal planning purposes, including certain aspects of our consolidated operating budget and capital expenditures; and

- it is used by investors to assess the ability of our assets to generate sufficient cash flows to make distributions to our Class A shareholders.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

- it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

- it does not reflect changes in, or cash requirements for, working capital;

- it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt or cash distributions on tax equity;

- it does not reflect payments made or future requirements for income taxes;

- although it reflects adjustments for factors that we do not consider indicative of future performance, we may, in the future, incur expenses similar to the adjustments reflected in our calculation of EBITDA in this prospectus; and

RISK FACTORS

Investing in our Class A shares involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our Class A shares. Interests in a limited partnership are inherently different from shares of capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business and we will be treated as a corporation for U.S. federal income tax purposes. If any of the following risks were to occur, they may materially harm our business, financial condition and results of operations and our ability to make cash distributions to our shareholders could be materially and adversely affected. In that case, we might not be able to pay distributions on our Class A shares, the trading price of our Class A shares could decline, and you could lose all or part of your investment in us.

Risks Related to Our Business

OpCo may not have sufficient cash available for distribution following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements and fees to our general partner and its affiliates, to enable it to pay the minimum quarterly distribution on all its units, and therefore we may not have sufficient cash available for distribution to pay the initial quarterly distribution to our Class A shareholders.

In order for OpCo to pay the minimum quarterly distribution of $0.2097 per common and subordinated unit, or $0.8388 per common and subordinated unit on an annualized basis, and for us to pay the initial quarterly distribution of $0.2097 per Class A share (assuming we are not required to pay federal income taxes), OpCo will require cash available for distribution of approximately $14.9 million per quarter, or $59.6 million per year, based on the number of OpCo common and subordinated units to be outstanding immediately after completion of this offering. OpCo may not have sufficient available cash each quarter to pay the minimum quarterly distribution or any amount to its unitholders and therefore we may not have sufficient available cash to pay the initial quarterly distribution or any amount to our Class A shareholders.

The amount of cash that OpCo can distribute to its unitholders, including us, each quarter principally depends upon the amount of cash its subsidiaries generate from their operations, which will fluctuate from quarter to quarter based on, among other things:

- the amount of revenue generated from the projects in which OpCo's subsidiaries have an interest;
- the level of OpCo's and its subsidiaries' O&M and G&A costs;
- the ability of OpCo to acquire additional projects; and
- if OpCo acquires a project prior to its COD, timely completion of the project and the achievement of COD at expected capacity of the project.

In addition, the amount of cash that OpCo will have available for distribution will depend on other factors, some of which are beyond its control, including:

- availability of borrowings under our revolving credit facility to pay distributions;
- debt service requirements and other liabilities, including state or local taxes we may be required to pay;
- the costs of acquisitions, if any;
- fluctuations in its working capital needs;
- timing and collectability of receivables;

- restrictions on distributions contained in existing or future debt agreements;

- prevailing economic conditions;

- access to credit or capital markets; and

- the amount of cash reserves established by our general partner for the proper conduct of OpCo's business.

Please read the other risks set forth in "—Risks Related to Our Business" for a discussion of risks affecting OpCo's ability to generate cash available for distribution.

On a pro forma basis, we would not have had sufficient cash available for distribution to pay any distributions on our Class A shares for the twelve months ended March 29, 2015 or for the year ended December 28, 2014.

On a pro forma basis, assuming we had completed this offering and related transactions as of March 31, 2014 and December 30, 2013, OpCo's cash available for distribution would have been a deficit of approximately $4.1 million and $1.0 million for the twelve months ended March 29, 2015 and for the year ended December 28, 2014, respectively. Therefore, OpCo would have been unable to pay any distributions on its units, and we would have been unable to pay any distributions on our Class A shares, for the twelve months ended March 29, 2015 or for the year ended December 28, 2014. For a calculation of our ability to make cash distributions to our Class A shareholders based on our pro forma results, please read "Our Cash Distribution Policy and Restrictions on Distributions."

The assumptions underlying the forecast of cash available for distribution that we include in "Our Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, operational, construction-related, regulatory and competitive risks and uncertainties that could cause our actual cash available for distribution to differ materially from our forecast.

The forecast of cash available for distribution set forth under "Our Cash Distribution Policy and Restrictions on Distributions" includes our forecasted results of operations, EBITDA and cash available for distribution for the twelve-month period ending May 31, 2016 and the twelve-month period ending May 31, 2017. We estimate that OpCo's total cash available for distribution for the twelve-month period ending May 31, 2016, will be approximately $43.3 million, and for the twelve-month period ending May 31, 2017, will be approximately $70.1 million as compared to a deficit of approximately $4.1 million and $1.0 million for the twelve months ended March 29, 2015 and for the year ended December 28, 2014, respectively, on a pro forma basis. The forecasted amount for the twelve-month period ending May 31, 2016 would not be sufficient for us to pay the full initial quarterly distribution in the absence of the distribution forbearance, which will be approximately $32.1 million during this period. Most of the expected increase in cash available for distribution between the historical periods and the forecast periods is attributable to increased revenues from the commencement of commercial operation at the Quinto Project during the first forecast period and a full year of operations for the Solar Gen 2 Project in each of the forecast periods and the receipt of network upgrade refunds by the Lost Hills Blackwell Project, the North Star Project, the Solar Gen 2 Project and the Quinto Project during the forecast periods. Other key assumptions include the future operating costs of our facilities, our facilities' future level of power generation, interest rates, the level of our G&A and O&M expenses, tax treatment of income and the absence of material adverse changes in economic conditions or government regulations. The forecast only includes projects in our Initial Portfolio.

Furthermore, our statement that we have established a three-year targeted annual growth rate in our cash available for distribution of 12% to 15% per Class A share is based on our Sponsors' stated intention to us that they plan to offer us sufficient First Solar ROFO Projects and SunPower ROFO four-quarter period), to reset the minimum quarterly distribution and the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution"), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution. Our Sponsors have the right to transfer the incentive distribution rights at any time, in whole or in part, and any transferee holding a majority of the incentive distribution rights shall have the same rights as our Sponsors with respect to resetting target distributions.

In the event of a reset of the minimum quarterly distribution and the target distribution levels, the holders of the incentive distribution rights will be entitled to receive, in the aggregate, the number of OpCo's common units equal to that number of OpCo common units which would have entitled the holders to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal expansion projects that would not otherwise be sufficiently accretive to cash distributions per OpCo common unit. It is possible, however, that our Sponsors or a transferee could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued OpCo common units rather than retain the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then-current business environment. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our Class A shareholders to experience reduction in the amount of cash distributions that they would have otherwise received had we not issued Class A shares to our general partner in connection with resetting the target distribution levels. Please read "Provisions of Our Partnership Agreement and the OpCo Limited Liability Company Agreement Relating to Cash Distributions—Holdings' Right to Reset Incentive Distribution Levels."

Even if holders of our Class A shares are dissatisfied, they cannot initially remove our general partner without its consent.

Shareholders will be unable initially to remove our general partner or OpCo's managing member without its consent because our general partner and its affiliates will own sufficient shares upon completion of the offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding shares (including shares owned by our general partner and its affiliates, including our Sponsors) is required to remove our general partner. Upon completion of this offering, our general partner and its affiliates, including our Sponsors, will own 71.8% of our Class B shares (or 67.6% of our Class B shares, if the underwriters exercise their option to purchase additional Class A shares). In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the Class A shares and a majority of the Class B shares, voting as separate classes. This will provide Holdings the ability to prevent the removal of our general partner.

Furthermore, shareholders' voting rights are further restricted by the partnership agreement provision providing that any shares held by a person that owns 10% (20% if our FERC application is approved) or more of any class of shares then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such shares with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of shareholders to call meetings or to acquire information about our operations, as well as other provisions limiting the shareholders' ability to influence the manner or direction of management.

Class A shareholders will experience immediate and substantial dilution in as adjusted net tangible book value of $14.02 per Class A share.

The assumed initial public offering price of $20.00 per Class A share (the midpoint of the price range set forth on the cover page of this prospectus) exceeds as adjusted net tangible book value of $5.98 per Class A share. Based on the assumed initial public offering price of $20.00 per Class A share (the midpoint of the price range set forth on the cover page of this prospectus), shareholders will incur immediate and substantial dilution of $14.02 per Class A share. This dilution results primarily because some of the assets contributed to us by affiliates of SunPower are recorded at their historical cost in accordance with U.S. GAAP, and not their fair value. Please read "Dilution."

We may issue additional Class A shares or other partnership interests without shareholder approval, which would dilute shareholder interests.

At any time, we may issue an unlimited number of limited partner interests of any type without the approval of our shareholders, and our shareholders (other than our Sponsors and their affiliates) will have no preemptive or other rights (solely as a result of their status as shareholders) to purchase any such limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue equity securities that rank equal or senior to our Class A shares as to distributions or in liquidation or that have special voting rights and other rights. The issuance by us of additional Class A shares or other equity securities of equal or senior rank will have the following effects:

- our existing shareholders' proportionate ownership interest in us will decrease;

- the amount of cash we have available to distribute on each Class A share may decrease;

- because a lower percentage of total outstanding OpCo units will be OpCo subordinated units, the risk that a shortfall in payment of the minimum quarterly distribution will be borne by OpCo's common unitholders, including 8point3 Partners, will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding share may be diminished; and

- the market price of our Class A shares may decline.

Our general partner has a limited call right that may require you to sell your Class A shares at an undesirable time or price.

If at any time our general partner and its affiliates, including our Sponsors, own more than 80% of the aggregate of the number of Class A shares then outstanding and the number of Class B shares equal to the number of OpCo common units owned by the Sponsors and their affiliates, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the Class A shares held by unaffiliated persons at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your Class A shares at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your shares. At the completion of this offering, our general partner and its affiliates will own approximately 71.8% of our Class A shares. At the end of the subordination period (which could occur as early as August 31, 2016), assuming no additional issuances of Class A shares by us, our general partner and its affiliates will own OpCo common units convertible into approximately 21.8% of our outstanding Class A shares and therefore would not be able to exercise the call right at that time. For additional information about our general partner's call right, please read "Material Provisions of the 8point3 Partners Partnership Agreement—Limited Call Right."

requirements of investors who invest in our shares, and a rising interest rate environment could have an adverse impact on the price of our Class A shares, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

There is no existing market for our Class A shares and a trading market that will provide shareholders with adequate liquidity may not develop. The price of our Class A shares may fluctuate significantly and shareholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the Class A shares. After this offering, there will be 20,000,000 publicly traded Class A shares, assuming no exercise of the underwriters' option to purchase additional Class A shares. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Shareholders may not be able to resell their Class A shares at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the Class A shares and limit the number of investors who are able to buy the Class A shares.

The initial public offering price for our Class A shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the Class A shares that will prevail in the trading market. The market price of our Class A shares may decline below the initial public offering price. The market price of our Class A shares may also be influenced by many factors, some of which are beyond our control, including:

- our quarterly distributions;
- our quarterly or annual earnings or those of other companies in our industry;
- announcements by us or our competitors of significant contracts or acquisitions;
- changes in accounting standards, policies, guidance, interpretations or principles;
- general economic conditions;
- the failure of securities analysts to cover our Class A shares after this offering or changes in financial estimates by analysts;
- future sales of our Class A shares; and
- the other factors described in these "Risk Factors."

Except in limited circumstances, our general partner has the power and authority to conduct our business without shareholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require shareholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business. In addition, since we are the managing member of OpCo, determinations made by us under the OpCo limited liability company agreement will be made at the direction of our general partner. Decisions that may be made by our general partner in accordance with our partnership agreement or the OpCo limited liability company agreement include:

- making any expenditures, lending or borrowing money, assuming, guaranteeing or contracting for indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;
- purchasing, selling, acquiring or disposing of our securities, or issuing additional options, rights, warrants and appreciation rights relating to our securities;
- acquiring, disposing, mortgaging, pledging, encumbering, hypothecating or exchanging any or all of our assets;

Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income or if tax authorities challenge certain of our tax positions.

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes and thus will be subject to U.S. federal income tax at regular corporate rates on our net taxable income. We expect to generate NOLs and NOL carryforwards that we can use to offset future taxable income. As a result, we do not expect to pay meaningful U.S. federal income tax for approximately ten years. This estimate is based upon assumptions we have made regarding, among other things, OpCo's income, capital expenditures and operating expenses and it ignores the effect of any possible acquisitions of additional assets, including the ROFO Projects. While we expect that our NOLs and NOL carryforwards will be available to us as a future benefit, in the event that they are not generated as expected, are successfully challenged by the Internal Revenue Service, or IRS, (in a tax audit or otherwise) or are subject to future limitations as described below, our ability to realize these benefits may be limited. Further, the IRS or other tax authorities could challenge one or more tax positions we or OpCo take, such as the classification of assets under the income tax depreciation rules, the characterization of expenses for income tax purposes, the extent to which sales, use or goods and services tax applies to operations in a particular state or the availability of property tax exemptions with respect to our projects, which could reduce the NOLs we generate. Further, any change in law may affect our tax position.

Our federal and state tax positions may be challenged by the relevant tax authority. The process and costs, including potential penalties for nonpayment of disputed amounts, of contesting such challenges, administratively or judicially, regardless of the merits, could be material. A reduction in our expected NOLs and NOL carryforwards, a limitation on our ability to use such losses, or other tax attributes, such as tax credits, and future tax audits or a challenge by tax authorities to our tax positions may result in a material increase in our estimated future income or other tax liabilities, which would negatively impact the amount of after-tax cash available for distribution to our Class A shareholders and our financial condition.

Our ability to use NOLs and NOL carryforwards to offset future income may be limited.

Our ability to use any NOLs generated by us could be substantially limited if we were to experience an "ownership change" as defined under Section 382 of the Internal Revenue Code of 1986, as amended, or Code. In general, an "ownership change" would occur if our "5-percent shareholders," as defined under Section 382 of the Code, including certain groups of persons treated as "5-percent shareholders," collectively increased their ownership in us by more than 50 percentage points over a rolling three-year period. An ownership change can occur as a result of a public offering of our Class A shares, as well as through secondary market purchases of our Class A shares and certain types of reorganization transactions. A corporation (including any entity that is treated as a corporation for U.S. federal income tax purposes) that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change NOLs and NOL carryforwards (and certain other losses and/or credits) equal to the equity value of the corporation immediately before the ownership change, multiplied by the "long-term tax-exempt rate" (as determined by the IRS) for the month in which the ownership change occurs. Such a limitation could, for any given year, have the effect of increasing the amount of our U.S. federal income tax liability, which would negatively impact the amount of after-tax cash available for distribution to our Class A shareholders and our financial condition.

Distributions to Class A shareholders may be taxable as dividends.

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, if we make distributions from current or accumulated earnings and profits as computed for U.S. federal income tax purposes, such distributions will generally be taxable to Class A shareholders as ordinary dividend income for U.S. federal income tax purposes. Distributions paid to non-corporate U.S. shareholders will be subject to U.S. federal income tax at preferential rates, provided that certain holding period and other requirements are satisfied. We estimate that we will have limited earnings and profits for eight or more years. However, it is difficult to predict whether we will generate earnings and profits as computed for U.S. federal income tax purposes in any given tax year, and although we expect that a portion of our distributions to Class A shareholders will exceed our current and accumulated earnings and profits as computed for U.S. federal income tax purposes and therefore constitute a non-taxable return of capital distribution to the extent of a shareholder's basis in its Class A shares, this may not occur. In addition, although return-of-capital distributions are generally non-taxable to the extent of a shareholder's basis in its Class A shares, such distributions will reduce the shareholder's adjusted tax basis in its Class A shares, which will result in an increase in the amount of gain (or a decrease in the amount of loss) that will be recognized by the shareholder on a future disposition of our Class A shares, and to the extent any return-of-capital distribution exceeds a shareholder's basis, such distributions will be treated as gain on the sale or exchange of the Class A shares.

USE OF PROCEEDS

We expect to receive approximately $375.0 million of net proceeds from the sale of Class A shares offered hereby based upon the assumed initial public offering price of $20.00 per Class A share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount and the structuring fee but before offering expenses (which will be paid by our Sponsors).

We intend to use all of the net proceeds of this offering to purchase 20,000,000 OpCo common units from OpCo, representing approximately 28.2% of OpCo's outstanding limited liability company interests after this offering. OpCo intends to use (i) approximately $146.2 million of such net proceeds to make a cash distribution to First Solar, (ii) approximately $191.0 million of such net proceeds to make a cash distribution to SunPower and (iii) approximately $37.8 million of such net proceeds for general purposes, including to fund future acquisition opportunities.

If the underwriters exercise in full their option to purchase additional Class A shares, we estimate that the additional proceeds to us will be approximately $56.3 million, after deducting the underwriting discount and the structuring fee but before offering expenses (which will be paid by our Sponsors). If and to the extent that the underwriters exercise their option to purchase additional Class A shares, the proceeds thereof will be used by us to purchase an equal number of common units of OpCo, and a number of additional OpCo common units and Class B shares equal to the number of Class A shares subject to the option not purchased by the underwriters will be issued to the Sponsors at the expiration of the option period for no additional consideration. OpCo will use the proceeds of any exercise of the underwriters' option contributed to it to make an additional distribution to the Sponsors.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per Class A share after deducting the estimated underwriting discount and the structuring fee payable by us but before offering expenses (which will be paid by our Sponsors) would increase or decrease the net proceeds to us from this offering by $18.8 million, assuming the number of Class A shares offered by us, as set forth on the cover page of this prospectus, remains the same, which would affect the amount of proceeds distributed to our Sponsors accordingly.

In addition, we may also increase or decrease the number of Class A shares we are offering. Each increase or decrease of 1.0 million Class A shares offered by us, assuming an initial public offering price of $20.00 per Class A share, would increase or decrease net proceeds to us from this offering by approximately $18.8 million, resulting in a proportionate increase or decrease in the number of OpCo common units we will purchase, and a proportionate decrease or increase in the number of OpCo common units issued to our Sponsors.

CAPITALIZATION

The following table sets forth our predecessor's cash and cash equivalents and consolidated capitalization as of March 29, 2015, on: (i) a historical basis; (ii) a pro forma basis to give effect to the contribution by First Solar of the First Solar Project Entities; and (iii) on a pro forma basis to give effect to the Formation Transactions, borrowings under our new term loan facility and this offering, including the application of the net proceeds of this offering in the manner set forth under the heading "Use of Proceeds."

You should read the following table in conjunction with the sections entitled "Use of Proceeds," "Selected Historical and Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our predecessor's combined financial statements and the accompanying notes included elsewhere in this prospectus.

	As of March 29, 2015		
	Predecessor	Pro Forma	Pro Forma As Adjusted(1)
	(In thousands)		
Cash and cash equivalents	$ —	$ —	$ 37,836
Indebtedness:			
Existing debt or financing obligation	$128,841	$128,841	$ —
New revolving credit facility(2)	—	—	—
New term loan facility(2)	—	—	297,526
Total debt(3)	128,841	128,841	297,526
Net Sponsor investment/partners' capital:			
Net First Solar investment	—	408,357	—
Net SunPower investment	127,690	127,690	—
Class A shares	—	—	374,395
Class B shares	—	—	—
General partner interest	—	—	—
Non-controlling interest	—	—	50,462
Total net Sponsor investment/partners' capital	127,690	536,047	424,857
Total capitalization	$256,531	$664,888	$722,383

(1) Of the $635.5 million in net proceeds of this offering and the new term loan facility that will be distributed to our Sponsors, $275.6 million, or 43.4%, will be distributed to First Solar, and $359.9 million, or 56.6%, will be distributed to SunPower.

(2) OpCo will enter into a new $525 million senior secured credit facility, consisting of a $300 million term loan facility, a $25 million delayed draw term loan facility and a $200 million revolving credit facility. The full amount of the term loan facility will be outstanding, approximately $11.5 million of letters of credit will be outstanding under our revolving credit facility, and the remaining portion of the revolving credit facility and the delayed draw term loan facility will be undrawn at the closing of this offering.

(3) Predecessor and Pro Forma columns exclude current portion of long-term debt of $21.1 million.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of Class A shares sold in this offering will exceed the pro forma net tangible book value per Class A share after this offering. Net tangible book value per Class A share as of a particular date represents the amount of our predecessor's total tangible assets less our predecessor's total liabilities divided by the total number of Class A shares outstanding as of such date. For the purpose of calculating dilution, we are including in the number of Class A shares all Class A shares that would be issued if all OpCo subordinated units converted into OpCo common units and all OpCo common units held by the Sponsors were then exchanged for Class A shares. We refer to this calculation as on "a fully diluted basis." As of March 29, 2015, after giving effect to the Formation Transactions, our net tangible book value would have been approximately $424.9 million, or $5.98 per Class A share. Purchasers of our Class A shares in this offering will experience substantial and immediate dilution in net tangible book value per Class A share as illustrated in the following table.

Assumed initial public offering price per Class A share		$20.00
Pro forma net tangible book value per Class A share before this offering(1)	$10.51	
Decrease in as adjusted net tangible book value per Class A share attributable to purchasers in this offering and distributions to Sponsors	(4.53)	
Less: Pro forma net tangible book value per Class A share after this offering(2)		5.98
Immediate dilution in as adjusted net tangible book value per Class A share attributable to purchasers in this offering(3)		$14.02

---

(1) Determined by dividing the pro forma net tangible book value before the offering by the number of Class A shares (51,000,000) issuable to the Sponsors on a fully diluted basis.

(2) Determined by dividing the pro forma net tangible book value after the offering, after giving effect to the application of the net proceeds of this offering and the distribution of the net proceeds of the term loan facility, by the sum of the number of Class A shares (20,000,000) outstanding after this offering and the number of Class A shares (51,000,000) issuable to the Sponsors on a fully diluted basis.

(3) Assumes an initial public offering price of $20.00 per Class A share, the midpoint of the price range set forth on the cover page of this prospectus. If the initial public offering price were to increase or decrease by $1.00 per Class A share, then dilution in net tangible book value per Class A share would equal $15.02 and $13.02, respectively.

The following table sets forth, as of March 29, 2015, the number of Class A shares (on a fully diluted basis) acquired, the total consideration paid or exchanged and the average price per Class A share (on a fully diluted basis) paid by our Sponsors and by purchasers of our Class A shares in this offering, based on an assumed initial public offering price of $20.00 per Class A share and no exercise of the underwriters' option to purchase additional Class A shares.

	Class A Shares Acquired		Total Consideration ($ in thousands)		Average Price Per Class A Share
	Number	Percent	Amount	Percent	
First Solar(1)	22,116,925	31.1%	$ 132,769	44.2%	$ 6.00
SunPower(2)	28,883,075	40.7%	(232,207)	(77.3)%	(8.04)
Purchasers in the offering	20,000,000	28.2%	400,000	133.1%	$20.00
Total	71,000,000	100%	$ 300,562	100%	

(1) The projects contributed by First Solar in connection with this offering will be recorded at fair value of $408.4 million. After giving effect to the distribution of the net proceeds of the term loan facility and the net proceeds of this offering, the fair value of the consideration to be provided by First Solar to OpCo in connection with this offering as of March 29, 2015, was approximately $132.8 million.

(2) The projects contributed by SunPower in connection with this offering will be recorded at carryover basis of $127.7 million. After giving effect to the distribution of the net proceeds of the term loan facility and the net proceeds of this offering, SunPower's member equity at book value will be approximately $(232.2) million. A portion of this negative basis is due to the fact that, as of March 29, 2015, the utility and C&I projects to be contributed by SunPower were still under construction and had not been reflected in either fixed assets or members' equity. SunPower will provide funding for costs related to these projects through their applicable dates of completion.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy and estimated cash available for distribution contains certain assumptions and estimates relating to our future performance. Please read "—Assumptions and Considerations" below. You should read the following discussion in conjunction with "Forward-Looking Statements," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our predecessor's financial statements and the notes included elsewhere in this prospectus.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the initial quarterly distribution of $0.2097 per Class A share ($0.8388 per Class A share on an annualized basis) and OpCo will distribute at least the minimum quarterly distribution of $0.2097 per common and subordinated unit ($0.8388 per common and subordinated unit on an annualized basis), in each case to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our shareholders and OpCo's unitholders a portion of any increase in our cash available for distribution resulting from such growth.

The board of directors of our general partner may change our distribution policy at any time and from time to time. Due to the substantial latitude our partnership agreement grants our general partner to spend cash or establish reserves, our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

Rationale for Our Cash Distributions

Our partnership agreement and OpCo's limited liability company agreement require us and OpCo to distribute our available cash quarterly. Generally, our available cash is all cash on hand at the date of determination in respect of such quarter, less the amount of cash reserves established by our general partner. Our general partner has not caused us or OpCo to establish any cash reserves, and does not have any specific types of expenses for which it intends to establish reserves. We expect that our cash reserves would be established to provide for the payment of income taxes payable by 8point3 Partners, if any. We expect our general partner may cause OpCo to establish reserves for specific purposes, such as major capital expenditures or debt service payments, or may choose to generally reserve cash in the form of excess distribution coverage from time to time for the purpose of maintaining stability or growth in our quarterly distributions. In addition, our general partner may cause us to borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per Class A share and OpCo common unit. Our cash flow is generated from distributions we receive from OpCo each quarter. OpCo's cash flow is generated primarily from distributions from the Project Entities. As a result, our ability to make distributions to our Class A shareholders depends primarily on the ability of the Project Entities to make cash distributions to OpCo and the ability of OpCo to make cash distributions to its unitholders. We currently conduct no operations other than through our interest in OpCo and believe that our investors are best served by our distributing our available cash to our Class A shareholders as described below.

All available cash distributed by OpCo on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. However, operating surplus, as defined in the OpCo limited liability company agreement, includes certain components, including a $45.0 million cash basket, that represent non-operating sources of cash. Accordingly, it is possible distributions that would otherwise be deemed as being made from capital surplus could be made from operating surplus. Any cash distributed by OpCo in excess of operating surplus will be deemed to be capital surplus under the OpCo limited liability company agreement. The OpCo limited liability company agreement treats a distribution of capital surplus as the repayment of the initial unit price on OpCo's common units (equal to the initial public offering price), which is a return of capital. Each time a distribution of capital surplus is made, OpCo's minimum quarterly distribution and target quarterly distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price (as defined below). We do not anticipate that OpCo will make any distributions from capital surplus. Please read "Provisions of Our Partnership Agreement and the OpCo Limited Liability Company Agreement Relating to Cash Distributions."

Our Ability to Grow Our Business and Distributions

We intend to grow our business primarily through the acquisition of solar energy projects, which we believe will facilitate the growth of OpCo's cash available for distribution to OpCo's common unitholders, including us, and enable OpCo to increase its cash distributions per unit, enabling us to increase our cash distributions per Class A share, over time. However, the determination of the amount of cash distributions to be paid to holders of OpCo's units will be made by our general partner and will depend upon OpCo's financial condition, cash flow, results of operations, long-term prospects and any other matters that our general partner deems relevant.

We expect that we will rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund any growth capital expenditures, including any acquisitions of SunPower ROFO Projects, First Solar ROFO Projects, other Sponsor assets or assets from third parties. We do not have any commitment from our general partner or other affiliates, including our Sponsors, to provide any direct or indirect financial assistance to us following the closing of this offering. As a result, to the extent we are unable to finance growth externally, our cash distribution policy could significantly impair our ability to grow our business because we do not currently intend to reserve meaningful amounts of cash generated from operations to fund growth opportunities. If external financing is not available on acceptable terms, our general partner may decide to finance acquisitions with cash from operations, which would reduce or even eliminate cash available for distribution and our ability to pay distributions to holders of our Class A shares. To the extent we were to issue additional Class A shares to fund growth capital expenditures, we will be required to use the proceeds thereof to purchase an equal number of newly issued common units from OpCo, and the payment of distributions on those additional units may increase the risk that OpCo will be unable to maintain or increase its distributions per unit to OpCo's common unitholders, including us. There are no limitations in our partnership agreement or the OpCo limited liability company agreement, and there will be no limitations under OpCo's new senior secured credit facility, on our ability to issue additional shares or OpCo's ability to issue additional OpCo units, including other classes of shares, partnership interests or units that would have priority with respect to the payment of distributions over our Class A shares or OpCo's common units that we hold. Further, the incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased debt service obligations, which may reduce our cash available for distribution and our ability to pay distributions to holders of our Class A shares.

Our Initial Quarterly Distribution

Upon the completion of this offering, the board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the initial quarterly distribution of $0.2097 per Class A share for each complete quarter, which is equal to OpCo's minimum quarterly distribution, or $0.8388 per Class A share on an annualized basis. We intend to use the distributions we receive from OpCo, less any reserves established by our general partner, to pay regular quarterly distributions to holders of our Class A shares. Our ability to make cash distributions will be subject to the factors described above under "—General—Restrictions and Limitations on Our Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Please read "Provisions of Our Partnership Agreement and the OpCo Limited Liability Company Agreement Relating to Cash Distributions."

We will make quarterly distributions, if any, within 45 days after the end of each quarter, on or about the 15th day of each January, April, July and October to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately following the indicated distribution date. We will adjust the amount of our distribution for the period from the completion of this offering through August 31, 2015, based on the actual length of the period.

The amount of available cash we need to pay the initial quarterly distribution on all of our Class A shares that will be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below. In order for us to pay these amounts, OpCo will have to distribute the minimum quarterly distribution on all of its common units. Please read "—Minimum Quarterly Distribution of OpCo" below.

| | No Exercise of Underwriters' Option to Purchase Additional Class A Shares | | | Full Exercise of Underwriters' Option to Purchase Additional Class A Shares | | |
| | | Aggregate Initial Quarterly Distribution | | | Aggregate Initial Quarterly Distribution | |
(in thousands, except unit data)	Number of Class A Shares	One Quarter	Annualized (Four Quarters)	Number of Class A Shares	One Quarter	Annualized (Four Quarters)
Class A shares(1)	20,000,000	$4,194	$16,776	23,000,000	$4,823	$19,292
Class B shares(2)	—	—	—	—	—	—
General partner interest(3)	—	—	—	—	—	—
Total	20,000,000	$4,194	$16,776	23,000,000	$4,823	$19,292

(1) The total number of our Class A shares held by public shareholders will be equal to the total number of OpCo's common units held by us.
(2) Our Class B shares are not entitled to distributions.
(3) Our general partner owns a non-economic general partner interest.

Minimum Quarterly Distribution of OpCo

Upon the completion of this offering, the OpCo limited liability company agreement will provide for a minimum quarterly distribution of $0.2097 per common and subordinated unit for each complete quarter, or $0.8388 per common and subordinated unit on an annualized basis. OpCo will adjust the amount of its distribution for the period from the completion of this offering through August 31, 2015, based on the actual length of the period. Assuming: (i) that our general partner does not establish any reserves, including reserves for income taxes payable by 8point3 Partners; and (ii) that neither we nor OpCo issues additional classes of equity securities, the per unit cash distributions we receive from OpCo will be equal to the per share cash distributions received by our Class A shareholders. The amount of available cash OpCo needs to pay the minimum quarterly distribution on all of OpCo's common and subordinated units, in each case to be outstanding immediately after this offering, for one quarter and on an annualized basis is summarized in the table below.

| (in thousands, except unit data) | No Exercise of Underwriters' Option to Purchase Additional Class A Shares | | | Full Exercise of Underwriters' Option to Purchase Additional Class A Shares | | |
| | Number of Units | Aggregate Minimum Quarterly Distribution | | Number of Units | Aggregate Minimum Quarterly Distribution | |
		One Quarter	Annualized (Four Quarters)		One Quarter	Annualized (Four Quarters)
OpCo common units held by us	20,000,000	$ 4,194	$16,776	23,000,000	$ 4,823	$19,292
OpCo common units held by our Sponsors	15,500,000	3,250	13,001	12,500,000	2,621	10,485
OpCo subordinated units held by our Sponsors	35,500,000	7,444	29,777	35,500,000	7,444	29,777
Managing member interest(1)	—	—	—	—	—	—
Total	71,000,000	$14,888	$59,554	71,000,000	$14,888	$59,554

(1)   We own a non-economic managing member interest.

Holdings will also hold the incentive distribution rights in OpCo, which entitle it to increasing percentages, up to an aggregate maximum of 50 percent, of the cash OpCo distributes in excess of $0.31455 per unit per quarter. Please read "Provisions of Our Partnership Agreement and the OpCo Limited Liability Company Agreement Relating to Cash Distributions—Incentive Distribution Rights."

Our partnership agreement requires us to distribute all available cash each quarter; however, the actual amount of our available cash for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of our expenses and the amount of reserves our general partner establishes in accordance with our partnership agreement and the OpCo limited liability company agreement, respectively.

In the following sections, we present in detail the basis for our belief that we will be able to fully fund our annualized initial quarterly distribution of $0.8388 per Class A share for the twelve-month period ending May 31, 2016 and $0.8388 per Class A share for the twelve-month period ending May 31, 2017. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma Cash Available for Distribution for the Twelve Months Ended March 29, 2015 and for the Year Ended December 28, 2014," in which we present the amount of cash we would have had available for distribution on a pro forma basis for the twelve months ended March 29, 2015 and for the year ended December 28, 2014, as adjusted to give effect to the Formation Transactions, including this offering; and

82

- "Estimated Cash Available for Distribution for the Twelve-Month Periods Ending May 31, 2016 and May 31, 2017," in which we present a forecast of cash available for distribution for us to pay our initial quarterly distribution on all of our Class A shares for the twelve-month periods ending May 31, 2016 and May 31, 2017.

Unaudited Pro Forma Cash Available for Distribution for the Twelve Months Ended March 29, 2015 and for the Year Ended December 28, 2014

On a pro forma basis, assuming we had completed this offering and related transactions as of December 30, 2013, OpCo's cash available for distribution would have been a deficit of approximately $4.1 million for the twelve months ended March 29, 2015. Therefore, OpCo would have been unable to pay any distributions on its units, and we would have been unable to pay any distributions on our Class A shares, for the twelve months ended March 29, 2015.

On a pro forma basis, assuming we had completed this offering and related transactions as of December 30, 2013, OpCo's cash available for distribution would have been a deficit of approximately $1.0 million for the year ended December 28, 2014. Therefore, OpCo would have been unable to pay any distributions on its units, and we would have been unable to pay any distributions on our Class A shares, for the year ended December 28, 2014.

Our calculation of unaudited pro forma cash available for distribution does not include a full year of revenues from projects that commenced commercial operation after the beginning of the relevant period. The table below assumes that our general partner has not established any reserves, including any reserves for the payment of our income taxes. We currently do not expect that we will pay meaningful federal income tax for a period of approximately ten years. As a result, we have assumed that all cash distributed by OpCo to us will be distributed to our Class A shareholders as shown in the table below. The table below also assumes that our general partner has not established any reserves for the proper conduct of OpCo's business, including any reserves to provide for future cash distributions to OpCo's unitholders, including us. The establishment of such reserves by our general partner could result in a reduction in cash distributions that we would otherwise receive from OpCo in a quarter, which in turn could result in a reduction in cash distributions to our Class A shareholders.

We have based the pro forma assumptions upon currently available information and estimates. The pro forma amounts below do not purport to present the results of our operations had this offering and the related transactions contemplated in this prospectus actually been completed as of the date indicated. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indicator of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus on December 30, 2013.

The following table illustrates, on a pro forma basis for the twelve months ended March 29, 2015 and for the year ended December 28, 2014, the amount of cash that would have been available for distribution to OpCo's unitholders, including us, and to our shareholders, assuming the Formation Transactions had been completed on March 31, 2014 and December 30, 2013, respectively. Certain of the adjustments are explained in further detail in the footnotes to such adjustments.

In thousands	Twelve Months Ended March 29, 2015	Year Ended December 28, 2014
Pro forma operating revenues of OpCo	$ 12,980	$ 12,310
Pro forma operating costs and expenses:		
Cost of operations	90	(1,639)
General and administrative(a)	7,741	6,232
Depreciation, amortization and accretion	4,108	3,570
Total pro forma operating costs and expenses	11,939	8,163
Pro forma operating income	1,041	4,147
Interest expense and other expenses (b)	15,834	11,886
Pro forma income (loss) before taxes	(14,793)	(7,739)
(Provision for) benefit from income taxes	(12)	(23)
Equity in earnings of unconsolidated affiliates, net of tax	(8)	(776)
Pro forma net (loss) income of OpCo	(14,813)	(8,538)
Add:		
Depreciation, amortization and accretion	4,108	3,570
Interest expense	15,128	11,886
Income tax expense	12	23
Pro forma EBITDA of OpCo	4,435	6,941
Less:		
Equity in earnings of unconsolidated affiliates (c)	8	776
Cash interest paid	(11,550)	(11,550)
Cash income taxes paid	—	—
Expansion capital expenditures (d)	(392,371)	(446,934)
Add:		
Cash distributions from unconsolidated affiliates (e)	—	—
Capital contributed by sponsors to fund expansion capital expenditures (d)	392,371	446,934
Cash proceeds from sales-type residential leases, net (f)	3,013	2,872
Pro forma cash available for distribution to OpCo unitholders	$ (4,094)	$ (961)
Distributions to unitholders of OpCo at the minimum quarterly distribution annualized rate of $0.8388 per unit	$ 59,555	$ 59,555
Distributions to 8point3 Partners	16,776	16,776
Distributions to First Solar and SunPower common units	13,001	13,001
Distributions to First Solar and SunPower subordinated units	29,777	29,777
Shortfall of pro forma cash available for distribution by OpCo below aggregate annualized minimum quarterly distribution	(63,649)	(60,516)
Distributions to unitholders of OpCo	$ 0	$ 0
Distributions to Class A shareholders of 8point3 Partners at the initial quarterly distribution annualized rate of $0.8388 per share	$ 16,776	$ 16,776
Shortfall of pro forma cash available for distribution by 8point3 Partners below aggregate annualized initial quarterly distribution	$ (16,776)	$ (16,776)
Distributions to Class A shareholders of 8point3 Partners	$ 0	$ 0
Percent of the initial quarterly distribution to Class A shareholders that can be paid	0.0%	0.0%

(a) Pro forma general and administrative expenses includes (i) an annual management fee equal to $0.6 million payable by OpCo to First Solar and $1.1 million payable by OpCo to SunPower under the respective management services agreements for the provision of certain management and administrative services and (ii) $3.3 million in incremental general and administrative costs we expect to incur following the completion of this offering, including costs associated with SEC reporting requirements, independent auditor fees, investor relations activities, stock exchange listing, registrar and transfer agent fees, director and officer liability insurance and director compensation.

**Estimated Cash Available for Distribution for the Twelve-Month Periods
Ending May 31, 2016 and May 31, 2017**

We forecast, based on a P50 production level (as described below), that OpCo's cash available for distribution during the twelve-month period ending May 31, 2016, will be approximately $43.3 million and during the twelve-month period ending May 31, 2017, will be approximately $70.1 million. The forecasted amount for the twelve-month period ending May 31, 2016 would not be sufficient for us to pay the full initial quarterly distribution in the absence of the distribution forbearance, which we expect will be approximately $32.1 million during this period. The forecasted amount for the twelve-month period ending May 31, 2017 would exceed by $10.5 million the amount needed to pay OpCo's minimum quarterly distribution of $0.2097 per unit and $0.2097 per unit on all of OpCo's common and subordinated units, respectively. Our forecast assumes that we will distribute all of the cash we receive from OpCo for the twelve-month periods ending May 31, 2016 and May 31, 2017, to our Class A shareholders. The assumption is based on our expectation that our general partner will not establish any reserves during the forecast period that would reduce our cash available for distribution to our Class A shareholders. Furthermore, we assume that our general partner will not establish any reserves for the proper conduct of OpCo's business, including any reserves to provide for future cash distributions to OpCo's unitholders, including us.

We are providing this forecast of estimated cash available for distribution to supplement the historical financial statements of our predecessor and our unaudited pro forma financial statements included elsewhere in the prospectus in support of our belief that, based on the assumptions stated herein, including that our general partner has not established any reserves, including any reserves for the payment of our income taxes, and the incorporation of the effects of the distribution forbearance to which our Sponsors have agreed, we should have sufficient cash available for distribution to allow us to make distributions at the initial quarterly distribution rate of $0.2097 per share on all of our Class A shares for the twelve-month periods ending May 31, 2016 and May 31, 2017. Please read "—Assumptions and Considerations" for further information as to the assumptions we have made for the forecast. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates" for information as to the accounting policies we have followed for the financial forecast.

Our forecast is a forward-looking statement and reflects our judgment as of the date of this prospectus of our current outlook and expectations for the twelve-month periods ending May 31, 2016 and May 31, 2017. It should be read together with the historical combined financial statements of our predecessor and the accompanying notes thereto included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We do not typically make public projections as to future earnings or other operating results. However, management has prepared this forecast to present the estimated cash available for distribution to our Class A shareholders for the twelve-month periods ending May 31, 2016 and May 31, 2017. This forecast was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to forecasted financial information, but, in the view of management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the forecasted financial information.

PricewaterhouseCoopers LLP, Ernst & Young LLP and Frazier & Deeter, LLC have neither examined, compiled nor performed any procedures with respect to the accompanying prospective

In thousands	Twelve-Month Period Ending May 31, 2016	Twelve-Month Period Ending May 31, 2017
Distribution to unitholders of OpCo at the minimum quarterly distribution annualized rate of $0.8388 per unit	$ 59,555	$59,555
Distribution to 8point3 Partners	16,776	16,776
Distributions to First Solar and SunPower common units	13,001	13,001
Distributions to First Solar and SunPower subordinated units	29,777	29,777
Excess (shortfall) of cash available for distribution by OpCo over aggregate annualized minimum quarterly distribution before distribution forbearance	(16,299)	10,508
Distribution forbearance by First Solar and SunPower(i)	32,084	—
Excess (shortfall) of cash available for distribution by OpCo on aggregate annualized minimum quarterly distribution after distribution forbearance	15,785	10,512
Distributions to Class A shareholders of 8point3 Partners at the initial quarterly distribution annualized rate of $0.8388 per share	$ 16,776	$16,776
Distributions to Class A shareholders	$ 16,776	$16,776
Excess of cash available for distribution by 8point3 Partners over aggregate annualized initial quarterly distribution	$ 0	$ 0
Percent of the initial quarterly distribution to Class A shareholders that can be paid after distribution forbearance	100%	100%

(a) Equity in earnings of unconsolidated affiliates represents the earnings from the Lost Hills Blackwell Holding Company, the North Star Project Entity and the Solar Gen 2 Project Entity and is included on our pro forma consolidated statement of income included elsewhere in this prospectus. We own a 49% ownership interest in each of the Lost Hills Blackwell Holding Company, the Solar Gen 2 Project Entity and the North Star Project Entity, and an affiliate of Southern Company, which is not affiliated with First Solar, owns the other 51% ownership interest. Equity in earnings of unconsolidated affiliates for the twelve-month period ending May 31, 2016 includes our proportionate share of interest and depreciation expense of approximately $0.4 million and $11.4 million, respectively, and equity in earnings of unconsolidated affiliates for the twelve-month period ending May 31, 2017 includes our proportionate share of interest and depreciation expense of approximately $0.5 million and $11.6 million, respectively. Please read "Business—Tax Equity."

(b) Expansion capital expenditures during the periods are cash expenditures expected to be incurred to complete the projects in our Initial Portfolio that will not have reached COD by the closing of this offering. Each Sponsor will agree in the Omnibus Agreement to reimburse OpCo for any expansion capital expenditures made during the forecast period with respect to the projects contributed by such Sponsor.

(c) Purchase price payments of initial projects represent the remaining payments to the Sponsor for the purchase of the RPU Project, the Quinto Project, the UC Davis Project and the Macy's Project, which will be funded by tax equity contributions to certain OpCo subsidiaries following the closing of this offering, cash held by certain OpCo subsidiaries and cash to be provided in the future by SunPower.

(d) Cash distributions to non-controlling interests represent net income attributable to our tax equity investor's interest in the cash distributions of the RPU Project Entity, the Quinto Project Entity, the UC Davis Project Entity and the Macy's Project Entities, assuming a P50 production level.

(e) Cash distributions from unconsolidated affiliates represent the cash received by OpCo with respect to its 49% interest in the Lost Hills Blackwell Holding Company, the North Star Project Entity and the Solar Gen 2 Project Entity. As explained below under "—Assumptions and Considerations— Cash Distributions from Unconsolidated Affiliates" and "—Assumptions and Considerations— Network Upgrade Refunds," cash distributions from unconsolidated affiliates for the twelve-month period ending May 31, 2016 includes $0.5 million and $0.6 million of network upgrade refunds from PG&E and Imperial Irrigation District, respectively, and cash distributions from unconsolidated affiliates for the twelve-month period ending May 31, 2017 includes $5.9 million and $0.6 million in network upgrade refunds from PG&E and Imperial Irrigation District, respectively.

(f)   Network upgrade refunds represent a reimbursement of the cost of certain network and transmission upgrades due to the Quinto Project Entity. In connection with the construction and interconnection of the Quinto Project, the Quinto Project Entity paid for certain upgrades to the network and transmission lines of its interconnection counterparty, PG&E, and is entitled to a refund from PG&E of the cost of certain of those upgrades. These refunds will be paid by PG&E over approximately five years after the Quinto Project's COD, which is expected to occur in October 2015. Please read "—Assumptions and Considerations—Network Upgrade Refunds."

(g)   Test electricity generation represents the sale of electricity that is generated prior to COD by the Quinto Project. The system may begin generating electricity prior to COD as a result of the installation and interconnection of individual solar modules, which occurs over time during the construction and commission period. The sale of test electricity generation is accounted for as a reduction in the asset carrying value rather than operating revenue prior to COD, even though it generates cash for the related Project Entity. It is expected that the Quinto Project will generate test electricity for the first four months of the twelve-month period ending May 31, 2016.

(h)   Cash proceeds from sales-type residential leases, net, represent expected gross rental cash receipts for sales-type leases, less interest income that is already reflected in net income (loss), during the period. The corresponding revenue for such leases was recognized in the period in which such lease was placed in service, rather than in the period in which the rental payment was received, due to the characterization of these leases under GAAP.

(i)   Reflects distribution forbearance on all common and subordinated units held by the Sponsors for the first three quarters of the twelve-month period ending May 31, 2016.

Assumptions and Considerations

In order for OpCo to pay the minimum quarterly distribution of $0.2097 per common and subordinated unit, or $0.8388 per common and subordinated unit on an annualized basis, and for us to pay the initial quarterly distribution of $0.2097 per Class A share (assuming we are not required to pay federal income taxes), OpCo will require cash available for distribution of approximately $14.9 million per quarter, or $59.6 million per year, based on the number of OpCo common and subordinated units to be outstanding immediately after completion of this offering. We forecast that our cash available for distribution during the twelve-month periods ending May 31, 2016 and May 31, 2017, on a P50 production basis, will be approximately $43.3 million and $70.1 million, respectively, as compared to a deficit of approximately $4.1 million and $1.0 million for the twelve-month period ended March 29, 2015 and the year ended December 28, 2014, respectively. These amounts of estimated cash available for distribution are approximately $47.4 million and $74.2 million more than the pro forma cash available for distribution we generated for the twelve-month period ended March 29, 2015 and approximately $44.3 million and $71.1 million more than the pro forma cash available for distribution we generated for the year ended December 28, 2014. These increases for the twelve-month period ending May 31, 2016 as compared to the pro forma twelve-month period ended March 29, 2015 and the year ended December 28, 2014 are primarily due to increased operating revenues and cash distributions from unconsolidated affiliates from the commencement or expected commencement of commercial operation of a majority of the projects in our Initial Portfolio between January 2015 and November 2015, including the Lost Hills Blackwell Project, the North Star Project, the RPU Project, the Quinto Project, the UC Davis Project and the Macy's Project. The increase of $26.8 million for the twelve-month period ending May 31, 2017 as compared to the twelve-month period ending May 31, 2016 is primarily due to a net increase of $6.1 million in cash distributions from the Lost Hills Blackwell Holding Company, primarily as a result of network upgrade expenditures and associated network upgrade refunds, as well as increased revenues from the expected commencement of commercial operation of the RPU Project, the Quinto Project, the UC Davis Project and the Macy's Project. During the twelve-month period ending May 31, 2016, we assumed that the RPU Project and the UC Davis Project each operated for eight months, the Quinto Project operated for seven months and the Macy's Project operated for a weighted average of

PROVISIONS OF OUR PARTNERSHIP AGREEMENT AND THE OPCO LIMITED LIABILITY COMPANY AGREEMENT RELATING TO CASH DISTRIBUTIONS

We will distribute our available cash, as defined below, in each quarter to our Class A shareholders. Our cash flow is generated from distributions we receive from OpCo. As a result, our ability to make distributions to our Class A shareholders depends primarily on the ability of OpCo to make cash distributions to its unitholders, including us. Set forth below is a summary of the significant provisions of our partnership agreement and the OpCo limited liability company agreement as they relate to cash distributions. The summary below is qualified in its entirety by reference to all of the provisions of our partnership agreement and the OpCo limited liability company agreement, a form of each of which has been attached as an appendix to this prospectus.

As described below under "—Provisions of the OpCo Limited Liability Company Agreement Relating to Cash Distributions," our general partner will have broad discretion to make certain decisions under the OpCo limited liability company agreement, including with respect to the establishment of cash reserves. Decisions made by us under the OpCo limited liability company agreement will ultimately be made by our general partner.

Provisions of Our Partnership Agreement Relating to Cash Distributions

Distributions of Our Available Cash

Our partnership agreement requires that, within 45 days after the end of each fiscal quarter, beginning with the quarter ending August 31, 2015, we distribute all of our available cash to Class A shareholders of record on the applicable record date. We will adjust the amount of our distributions for the period from the completion of this offering through August 31, 2015, based on the actual length of the period.

Our partnership agreement requires us to distribute our available cash quarterly. Generally, our available cash is all cash on hand or received before the date of distribution in respect of such quarter, less the amount of cash reserves established by our general partner. We currently expect that cash reserves at 8point3 Partners would be established solely to provide for the payment of income taxes payable by 8point3 Partners, if any. Our cash flow is generated from distributions we receive from OpCo.

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income. We expect to generate NOLs and NOL carryforwards that we can use to offset future taxable income. As a result, we do not expect to pay meaningful U.S. federal income tax for approximately ten years. This estimate is based on assumptions we have made regarding, among other things, OpCo's income, capital expenditures and operating expense and it ignores the effect of any possible acquisitions of additional assets, including the ROFO Projects. We may not generate NOLs as expected. Accordingly, our future tax liability may be greater than expected which would reduce cash available for distribution. Please read "Risk Factors—Risks Related to Taxation."

Shares Eligible for Distribution

Upon the completion of this offering, we will have 20,000,000 Class A shares outstanding and 51,000,000 Class B shares outstanding. Each Class A share will be entitled to receive distributions (including upon liquidation) on a pro rata basis. Class B shares will not be entitled to receive any distributions. We may issue additional units to fund the redemption of OpCo common units and our Class B shares tendered by our Sponsors under the Exchange Agreement. Please read "Certain Relationships and Related Party Transactions—Exchange Agreement."

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own Class A shares or other equity securities in us and would be entitled to receive cash distributions on any such interests.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors and distribute any remaining proceeds pro rata to our Class A shareholders.

Intent to Distribute the Initial Quarterly Distribution

We intend for our initial quarterly distribution to the holders of our Class A shares to be at least $0.2097 per share, or $0.8388 per share on an annualized basis, which is equal to OpCo's minimum quarterly distribution on OpCo's common units. However, our ability to pay the initial quarterly distribution will depend on the amount of distributions we received from OpCo, as a holder of OpCo's common units and, for a certain period of time, distribution forbearance by our Sponsors on their OpCo units.

Even if we receive sufficient cash from OpCo to pay the initial quarterly distribution, our ability to pay the initial quarterly distribution will also depend on whether we have sufficient remaining cash after the establishment of cash reserves as determined by our general partner. Consequently, we may not be able to pay the initial quarterly distribution on our Class A shares in any quarter, even if the minimum quarterly distribution on the OpCo common units has been paid in full.

Provisions of the OpCo Limited Liability Company Agreement Relating to Cash Distributions

Distributions of Available Cash by OpCo

General

The OpCo limited liability company agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending August 31, 2015, OpCo will distribute its available cash to its unitholders of record on the applicable record date. OpCo will adjust the amount of its distribution for the period from the completion of this offering to August 31, 2015, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, the sum of all cash and cash equivalents on hand at the end of that quarter:

- *less*, the amount of cash reserves established by our general partner to:
  - provide for the proper conduct of OpCo's business, including reserves for anticipated future debt service requirements, future capital expenditures and future acquisitions, subsequent to that quarter;
  - comply with applicable law or any of OpCo's or its subsidiaries' debt instruments or other agreements; or
  - provide funds for distributions to OpCo's unitholders for any one or more of the next four quarters, provided that 8point3 Partners may not establish cash reserves for future distributions if the effect of the establishment of such reserves will prevent OpCo from making the minimum quarterly distribution on all OpCo common units and any cumulative arrearages on such OpCo common units for the current quarter;

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- *plus*, all cash on hand on the date of determination resulting from dividends or distributions received after the end of the quarter from equity interests in any person other than a subsidiary in respect of operations conducted by such person during the quarter;

- *plus*, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash resulting from working capital borrowings after the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to cause OpCo to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to OpCo's unitholders. Under the OpCo limited liability company agreement, working capital borrowings are generally borrowings under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners, and with the intent of the borrower to repay such borrowings within 12 months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to cause OpCo to pay a minimum quarterly distribution to the holders of OpCo's common units, including us, and OpCo's subordinated units of $0.2097 per unit, or $0.8388 per unit on an annualized basis, to the extent OpCo has sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including (i) expenses of our general partner and its affiliates, (ii) our expenses, and (iii) payments to our Sponsors and their affiliates under the Management Services Agreements. However, OpCo may not be able to pay the minimum quarterly distribution on its units in any quarter. Since we will own all of the non-economic managing member interest of OpCo, determinations made by OpCo will ultimately be made by our general partner. Please read "Certain Relationships and Related Party Transactions" for a discussion of the restrictions in OpCo's new senior secured credit facility that may restrict its ability to make distributions.

Incentive Distribution Rights

Holdings currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash OpCo distributes from operating surplus (as defined below) in excess of $0.31455 per common and subordinated unit per quarter. The maximum distribution of 50% does not include any distributions that Holdings or its affiliates may receive on OpCo common or subordinated units that they own. Please read "—Incentive Distribution Rights" below for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to OpCo unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." OpCo will treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

Operating surplus of OpCo is defined as:

- $45.0 million (as described below); *plus*

- all of OpCo and its subsidiaries' cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the

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termination of certain hedges prior to their specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedges; *plus*

- all of OpCo and its subsidiaries' cash receipts after the closing of this offering resulting from dividends or distributions received after the end of the quarter from equity interests in any person other than a subsidiary in respect of operations conducted by such person during the quarter (excluding the proceeds received by OpCo from interim capital transactions by such person); *plus*

- cash distributions, including incremental distributions on incentive distribution rights, paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that OpCo or a subsidiary enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; *plus*

- cash distributions, including incremental distributions on incentive distribution rights, paid in respect of equity issued, other than equity issued in this offering, to pay interest and related fees on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to in the prior bullet point; *less*

- all of OpCo and its subsidiaries' operating expenditures, after the closing of this offering; *less*

- the amount of cash reserves established by our general partner or the boards of any of OpCo's subsidiaries to provide funds for future operating expenditures; *less*

- all working capital borrowings not repaid within 12 months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings; *less*

- any cash loss realized on disposition of an investment capital expenditure.

Disbursements made, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining operating surplus, within such period if our general partner so determines.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution by OpCo and is not limited to cash generated by our operations. For example, the definition of operating surplus includes a provision that will enable OpCo to distribute as operating surplus up to $45.0 million of cash that OpCo receives in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. As a result, OpCo may distribute as operating surplus up to such amount of any cash that it receives from non-operating sources. In addition, the effect of including certain cash distributions on equity interests in operating surplus, as described above, will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures that reduce operating surplus at the time of repayment. However, if OpCo does not repay working capital borrowings, which increase operating surplus, during the 12-month period following the borrowing, they will be deemed to have been repaid at the end of such period, thus decreasing operating surplus at that time. When the

Subordination Period

General

The OpCo limited liability company agreement provides that, during the subordination period (which we define below), the OpCo common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2097 per OpCo common unit, which amount is defined in the OpCo limited liability company agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the OpCo common units from prior quarters, before any distributions of available cash from operating surplus may be made on the OpCo subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the OpCo subordinated units will not be entitled to receive any distributions from operating surplus until the OpCo common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages from prior quarters. Furthermore, no arrearages will accrue or be payable on the OpCo subordinated units. The practical effect of the OpCo subordinated units is to increase the likelihood that, during the subordination period, there will be available cash from operating surplus to be distributed on the OpCo common units and our Class A shares.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to OpCo's unitholders in respect of any quarter, beginning with the quarter ending August 31, 2018, if each of the following has occurred:

- for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date, aggregate distributions from operating surplus equaled or exceeded the sum of the minimum quarterly distribution multiplied by the total number of OpCo common and subordinated units outstanding for each quarter of each period;

- for the same three consecutive, non-overlapping four-quarter periods, the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution multiplied by the total number of OpCo common and subordinated units outstanding during each quarter on a fully diluted weighted average basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the OpCo common units.

For the period after closing of this offering through August 31, 2015, the OpCo limited liability company agreement will prorate the minimum quarterly distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the OpCo subordinated units will convert into OpCo common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending August 31, 2016, if each of the following has occurred:

- for the four-quarter period immediately preceding that date, aggregate distributions from operating surplus exceeded the product of 150.0% of the minimum quarterly distribution multiplied by the total number of OpCo common and subordinated units outstanding in each quarter in the period;

- for the same four-quarter period, the "adjusted operating surplus" equaled or exceeded the product of 150.0% of the minimum quarterly distribution multiplied by the total number of OpCo common and subordinated units outstanding during each quarter on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the OpCo common units.

Forbearance Period

Our Sponsors have agreed to forego any distributions declared on their common and subordinated units of OpCo during the forbearance period. The amount of distributions to be foregone by the Sponsors will be $10.7 million per fiscal quarter (or $10.1 million if the underwriters exercise their option to purchase additional units in full) assuming OpCo distributes the minimum quarterly distribution. The purpose of this forbearance is to reduce the risk that the holders of Class A shares will not receive the full initial quarterly distribution as a result of certain solar energy projects not reaching COD until after the closing of the offering. The "forbearance period" will end in the fiscal quarter commencing on or after March 1, 2016 that the board of directors of our general partner, with the concurrence of the conflicts committee, determines that OpCo will be able to earn and pay at least the minimum quarterly distribution on each of its outstanding common and subordinated units for such quarter and the successive quarter. During the forbearance period, our Sponsors' common and subordinated units in OpCo will not be treated as outstanding for purposes of calculating whether the subordination period has ended.

Conversion Upon Removal of the General Partner

In addition, if our shareholders remove our general partner other than for cause the OpCo subordinated units held by any person will immediately and automatically convert into OpCo common units on a one-for-one basis; provided that (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner.

Expiration of the Subordination Period

When the subordination period ends, each outstanding OpCo subordinated unit will convert into one OpCo common unit and will thereafter participate pro rata with the other OpCo common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

- operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under the caption "—Operating Surplus and Capital Surplus—Operating Surplus" above); less

- any net increase in working capital borrowings (including OpCo's share of any net increase in working capital borrowings by subsidiaries that are not wholly owned) with respect to that period; less

- any net decrease in cash reserves for operating expenditures (including OpCo's share of any net decrease in cash reserves by subsidiaries that are not wholly owned) with respect to that period not relating to an operating expenditure made with respect to that period; plus

- any net decrease in working capital borrowings with respect to that period; plus

- OpCo has distributed available cash from operating surplus on outstanding OpCo common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, OpCo will distribute any additional available cash from operating surplus for that quarter among the unitholders and the holder(s) of the incentive distribution rights in the following manner:

- *first*, 100% to all unitholders, pro rata, until each unitholder receives a total of $0.31455 per unit for that quarter (the "first target distribution");

- *second*, 85% to all unitholders, pro rata, and 15% to the holder(s) of the incentive distribution rights, until each unitholder receives a total of $0.366975 per unit for that quarter (the "second target distribution");

- *third*, 75% to all unitholders, pro rata, and 25% to the holder(s) of the incentive distribution rights, until each unitholder receives a total of $0.4194 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to the holder(s) of the incentive distribution rights.

Percentage Allocations of Available Cash From Operating Surplus

The following table sets forth the percentage allocations of available cash from operating surplus between Holdings (in respect of the incentive distribution rights) and OpCo's unitholders (in respect of their common and subordinated units) based on the specified target quarterly distribution levels. The amounts set forth under "Marginal Percentage Interest in Available Cash" are the percentage interests of Holdings (in respect of the incentive distribution rights) and the OpCo unitholders (in respect of their common and subordinated units) in any available cash from operating surplus OpCo distributes up to and including the corresponding amount in the column "Total Quarterly Distribution per Unit Target Amount." The percentage interests shown for OpCo's unitholders and Holdings for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

	Total Quarterly Distribution per Unit Target Amount	Marginal Percentage Interest in Available Cash	
		Unitholders	Incentive Distribution Rights
Minimum Quarterly Distribution	$0.2097	100.0%	0.0%
First Target Distribution	above $0.2097 up to $0.31455	100.0%	0.0%
Second Target Distribution	above $0.31455 up to $0.366975	85.0%	15.0%
Third Target Distribution	above $0.366975 up to $0.4194	75.0%	25.0%
Thereafter	above $0.4194	50.0%	50.0%

Holdings' Right to Reset Incentive Distribution Levels

Holdings, as the initial holder of OpCo's incentive distribution rights, has the right under the OpCo limited liability company agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments would be set. If Holdings transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of the incentive distribution rights will be entitled to exercise this right. Holdings' right to reset the minimum quarterly distribution

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and the holder(s) of the incentive distribution rights at various cash distribution levels (i) pursuant to the cash distribution provisions of the OpCo limited liability company agreement in effect at the completion of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per OpCo common unit during the two fiscal quarters immediately preceding the reset election was $0.4500.

	Quarterly Distribution per Unit Prior to Reset		Marginal Percentage Interest in Distribution		Quarter Distribution per Unit Following Hypothetical Reset	
			Common Unitholders	Incentive Distribution Rights		
Minimum Quarterly Distribution . . .	$0.2097		100%	—	$0.4500	
First Target Distribution	above $0.2097	up to $0.31455	100%	—	above $0.4500	up to $0.6750[1]
Second Target Distribution	above $0.31455	up to $0.366975	85%	15%	above $0.6750[1]	up to $0.7875[2]
Third Target Distribution	above $0.366975	up to $0.4194	75%	25%	above $0.7875[2]	up to $0.9000[3]
Thereafter	above $0.4194		50%	50%	above $0.9000[3]	

(1) This amount is 150% of the hypothetical reset minimum quarterly distribution.
(2) This amount is 175% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 200% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the holder(s) of the incentive distribution rights based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 71,000,000 OpCo common units outstanding and the average distribution to each OpCo common unit would be $0.4500 per quarter for the two consecutive non-overlapping quarters prior to the reset.

	Prior to Reset				
	Quarterly Distribution per Unit		Cash Distributions to Common Units	Cash Distributions to Incentive Distribution Rights	Total Distributions
Minimum Quarterly Distribution	$0.2097		$14,888,700	$ —	$14,888,700
First Target Distribution	above $0.2097	up to $0.31455	7,444,350	—	7,444,350
Second Target Distribution	above $0.31455	up to $0.366975	3,722,175	656,854	4,379,029
Third Target Distribution	above $0.366975	up to $0.4194	3,722,175	1,240,725	4,962,900
Thereafter	above $0.4194		2,172,600	2,172,600	4,345,200
			$31,950,000	$4,070,179	$36,020,179

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the holder(s) of the incentive distribution rights after a reset of the incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that as a result of the reset there would be 80,044,843 OpCo common units outstanding and that the average distribution to each OpCo common unit would be $0.4500. The number of OpCo common units issued as a result of the reset was calculated by dividing (x) $4,070,179 as the average of the amounts received in respect of the incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each OpCo common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $0.4500.

| | | After Reset | | | | |
| | | | Cash Distributions to Holder(s) of the Incentive Distribution Rights | | | |
	Quarterly Distribution per Unit	Cash Distributions to Common Units	Common Units Issued in Reset	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution ...	$0.4500	$31,950,000	$4,070,179	$—	$4,070,179	$36,020,179
First Target Distribution	above $0.4500 up to $0.6750	—	—	—	—	—
Second Target Distribution	above $0.6750 up to $0.7875	—	—	—	—	—
Third Target Distribution	above $0.7875 up to $0.9000	—	—	—	—	—
Thereafter	above $0.9000	—	—	—	—	—
		$31,950,000	$4,070,179	$—	$4,070,179	$36,020,179

The holder(s) of the Incentive Distribution Rights will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under the OpCo limited liability company agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

OpCo will make distributions of available cash from capital surplus, if any, in the following manner:

- *first*, 100% to all unitholders until the minimum quarterly distribution is reduced to zero, as described below under "—Effect of a Distribution from Capital Surplus;"

- *second*, to the common unitholders, pro rata, until OpCo distributes for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

- *thereafter*, as if such distributions were from operating surplus; because the minimum quarterly distribution is reduced to zero, OpCo will pay the incentive distribution rights at the highest level as described below.

The preceding discussion is based on the assumption that OpCo does not issue additional classes of equity securities.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table sets forth selected combined carve-out financial data of our predecessor and selected pro forma financial data of 8point3 Energy Partners LP as of and for the periods indicated. The combined carve-out financial statements of our predecessor as of March 29, 2015, March 30, 2014, December 28, 2014 and December 29, 2013, for the three months ended March 29, 2015 and March 30, 2014, and for the years ended December 28, 2014 and December 29, 2013, appearing elsewhere in this prospectus were prepared on a "carve-out" basis which comprises contracted solar energy projects and leased solar energy systems that have historically been owned by SunPower. The predecessor is not an existing stand-alone legal entity; rather it is a combination of currently operating leased solar energy systems and solar energy projects currently under construction that have long-term offtake agreements, all of which are currently owned by SunPower. The combined carve-out financial statements are intended to represent the financial results during those periods of SunPower's contracted solar energy projects and leased solar energy systems in the United States that will be contributed to OpCo as part of the Formation Transactions. The following selected historical combined carve-out financial and operating data presents all of the projects and operations of our predecessor.

Upon the completion of this offering, we will own a controlling non-economic managing member interest in OpCo, and a 28.2% limited liability company interest in OpCo (assuming no exercise of the underwriters' option to purchase additional Class A shares) and our Sponsors will collectively own a non-controlling 71.8% limited liability company interest in OpCo (assuming no exercise of the underwriters' option to purchase additional Class A shares). However, as required by U.S. GAAP, we will continue to consolidate 100% of the assets and operations of OpCo in our financial statements and reflect a non-controlling interest.

The selected unaudited pro forma financial data has been derived by the application of pro forma adjustments to the historical combined carve-out financial statements of our predecessor included elsewhere in this prospectus. The pro forma balance sheet assumes that the Formation Transactions and this offering occurred as of March 29, 2015 and the pro forma statements of operations data for the three months ended March 29, 2015 and for the year ended December 28, 2014 assume that the Formation Transactions and this offering, with respect to share and per share information, occurred as of December 30, 2013.

The unaudited pro forma condensed consolidated financial statements reflect the following significant assumptions and Formation Transactions related to this offering:

- the issuance by us of an aggregate of 28,883,075 Class B shares and the issuance by OpCo of an aggregate of 8,778,190 OpCo common units and 20,104,885 OpCo subordinated units to SunPower in connection with the reorganization of OpCo;

- the contribution by First Solar of the First Solar Project Entities in exchange for an aggregate of 22,116,925 Class B shares, 6,721,810 OpCo common units, 15,395,115 OpCo subordinated units and the right to receive a portion of the proceeds of this offering;

- the issuance by us of 20,000,000 Class A shares in this offering for net proceeds of $375.0 million;

- the use by us of all of the net proceeds of this offering to purchase from OpCo 20,000,000 OpCo common units, resulting in our owning a 28.2% interest in OpCo, and the use by OpCo of the net proceeds it receives from us to make a distribution to First Solar of $146.2 million and to make a distribution to SunPower of $191.0 million, with the remaining $37.8 million in net proceeds OpCo receives from us to be used for general purposes, including to fund future acquisition opportunities;

- the issuance by OpCo of all of the incentive distribution rights to Holdings;

- the issuance by OpCo of a non-economic managing member interest to us; and

The following table should be read together with, and is qualified in its entirety by reference to, the combined carve-out financial statements and the accompanying notes included elsewhere in this prospectus. Among other things, the combined carve-out financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our selected unaudited pro forma financial information does not purport to represent what our results of operations or financial position would have been if we operated as a publicly traded partnership during the period presented and may not be indicative of our future performance.

(In thousands)	Pro Forma As Adjusted Three Months Ended March 29, 2015	Historical Three Months Ended March 29, 2015	Historical Three Months Ended March 30, 2014	Pro Forma As Adjusted Year Ended December 28, 2014	Historical Year Ended December 28, 2014	Historical Year Ended December 29, 2013
Statement of Operations Data:						
Revenues:						
Operating revenues	$ 3,138	$ 2,134	$ 2,469	$12,310	$ 9,231	$ 24,489
Total revenues	3,138	2,134	2,469	12,310	9,231	24,489
Operating costs and expenses:						
Cost of operations	2,121	2,058	299	(2,576)	(3,195)	13,111
Cost of operations-parent	234	234	234	937	937	928
Selling, general and administrative	2,941	3,279	642	6,232	4,818	4,272
Depreciation, amortization and accretion	1,345	730	807	3,570	2,339	3,224
Total operating costs and expenses	6,641	6,301	1,982	8,163	4,899	21,535
Operating income (loss)	(3,503)	(4,167)	487	4,147	4,332	2,954
Interest expense	2,972	1,045	1,392	11,886	5,525	6,751
Other expense (income)	3,948	3,948	—	—	—	—
Loss before income taxes	(10,423)	(9,160)	(905)	(7,739)	(1,193)	(3,797)
(Provision for) benefit from income taxes	(6)	(6)	(17)	(23)	(23)	(30)
Equity in earnings of unconsolidated investees, net of tax	767	—	—	(776)	—	—
Net income (loss)	(9,662)	(9,166)	(922)	(8,538)	(1,216)	(3,827)
Less net income (loss) attributable to noncontrolling interests	(6,940)	—	—	(6,132)	—	—
Net income (loss) attributable to 8point3 Partners	$ (2,722)	$ (9,166)	$ (922)	$ (2,406)	$ (1,216)	$ (3,827)
Basic net income (loss) per share	$ (0.14)			$ (0.12)		
Balance Sheet Data (at period end):						
Property and equipment, net	$289,339	$235,743	N/A	N/A	$158,208	$100,010
Total assets	$772,460	$325,526	N/A	N/A	$247,969	$200,565
Long-term debt and financing obligations	$297,526	$128,841	N/A	N/A	$ 91,183	$ 31,545
Total equity	$424,857	$127,690	N/A	N/A	$127,510	$139,933
Cash Flow Data:						
Net cash provided by (used in)						
Operating activities	N/A	$ (2,214)	$ 1,310	N/A	$ 1,801	$ 5,380
Investing activities	N/A	$ (66,655)	$(7,370)	N/A	$ (55,231)	$ (8,082)
Financing activities	N/A	$ 68,869	$ 6,060	N/A	$ 53,430	$ 2,702
Other Financial Data:						
EBITDA(1)	$ (5,339)	$ (7,385)	$ 1,294	$ 6,941	$ 6,671	$ 6,178

(1) For a discussion of the non-U.S. GAAP financial measures EBITDA, please read "Prospectus Summary—Summary Historical and Pro Forma Financial Data—Non-U.S. GAAP Financial Measures."

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

You should read the following discussion of the historical financial condition and results of operations of our predecessor in conjunction with the historical and pro forma financial statements and the related notes to those financial statements included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ from statements we make. Please read "Forward-Looking Statements" and "Risk Factors."

The contributions of the Project Entities by the Sponsors to OpCo will result in a business combination for accounting purposes, with the SunPower Project Entities being considered as the acquirer of the First Solar Project Entities. We have determined that the SunPower Project Entities are the accounting acquirer since SunPower has appointed our chief executive officer for at least the first two years and the expected contribution of the SunPower Project Entities is somewhat larger than the contribution of the First Solar Project Entities. Therefore, our predecessor is the SunPower Project Entities. As a result, the following discussion principally analyzes the historical financial condition and results of operations of the SunPower Project Entities. However, since the First Solar Project Entities will be a material portion of our Initial Portfolio, we have included a supplemental discussion of the historical financial condition and results of operations of the First Solar Project Entities.

The historical combined carve-out financial statements of our predecessor as of March 29, 2015, March 30, 2014, December 28, 2014 and December 29, 2013, for the three months ended March 29, 2015 and March 30, 2014, and for the years ended December 28, 2014 and December 29, 2013, appearing elsewhere in this prospectus were prepared on a "carve-out" basis from SunPower and are intended to represent the financial condition and results of operations of the SunPower Project Entities during those periods. The historical combined financial statements of the First Solar Project Entities as of March 29, 2015, March 30, 2014, December 31, 2014 and December 31, 2013, for the three months ended March 29, 2015 and March 30, 2014, and for the years ended December 28, 2014 and December 29, 2013, appearing elsewhere in this prospectus were prepared on a "carve-out" basis from First Solar and are intended to represent the financial condition and results of operations of the First Solar Project Entities during those periods.

We will own a controlling non-economic managing member interest and a 28.2% limited liability company interest in OpCo and our Sponsors will collectively own a non-controlling 71.8% limited liability company interest in OpCo. Because we will consolidate OpCo, financial results are shown on a 100% basis and are not adjusted to reflect our Sponsors' non-controlling limited liability company interest in OpCo.

Overview

Company Description

We are a growth-oriented limited partnership formed by First Solar and SunPower to own, operate and acquire solar energy generation projects. Upon completion of this offering, our Initial Portfolio, which we will acquire from our Sponsors, will have interests in 432 MW of solar energy projects. Our primary objective is to generate predictable cash distributions that grow at a sustainable rate. We intend to achieve this objective by acquiring high-quality solar assets primarily developed by our Sponsors that generate long-term contracted cash flows and serve utility, C&I and residential customers in the United States and other select markets, primarily within the countries that comprise the OECD.

Upon the completion of this offering, we will own interests in six utility-scale solar energy projects, three of which are operational and three of which are in late-stage construction. These assets will

Following this offering, we will have established separate bank accounts, but SunPower will continue to provide treasury services on our general partner's behalf under our Management Services Agreement. In addition to the retention of a portion of the net proceeds from this offering for working capital needs, we expect our ongoing sources of liquidity following this offering to include cash generated from operations (excluding cash distributions to minority investors), distributions and dividends from the operations of our equity investments, borrowings under our revolving credit facility and issuances of debt (the aggregate amount of which may be lower because of our reduced ownership in projects subject to tax equity financing) and additional equity securities. We may also incur debt at the project level, which may be limited by the rights of our tax equity investors. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions.

We intend to pay a minimum quarterly distribution of $0.2097 per Class A share per quarter, which equates to approximately $14.9 million per quarter, or approximately $59.6 million per year in the aggregate, based on the number of Class A shares to be outstanding immediately after completion of this offering and OpCo intends to pay a minimum quarterly distribution of $0.2097 per common and subordinated unit per quarter, which equates to approximately $14.9 million per quarter, or approximately $59.6 million per year in the aggregate, based on the number of common and subordinated units to be outstanding immediately after the completion of this offering. However, neither we nor OpCo have a legal obligation to pay this distribution. Please read "Cash Distribution Policy and Restrictions on Distributions."

Liquidity Position

We believe that, following the completion of this offering, we will have sufficient borrowings available under our new revolving credit facility, liquid assets and cash flows from operations to meet our financial commitments, debt service obligations, contingencies and anticipated required capital expenditures for at least the next 12 months.

However, we are subject to business and operational risks that could adversely affect our cash flow. A material decrease in our cash flows would likely have an adverse effect on our borrowing capacity.

Sources of Liquidity

Following the completion of this offering, we expect our ongoing sources of liquidity to include cash on hand, cash generated from operations (excluding cash distributions to minority investors), distributions and dividends from the operations of our equity investments, borrowings under new and existing financing arrangements (the aggregate amount of which may be lower because of our reduced ownership in projects subject to tax equity financing) and the issuance of additional equity securities as appropriate given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

Term Loan, Delayed Draw Term Loan and Revolving Credit Facility

Prior to the completion of this offering, OpCo expects to enter into a new $525 million senior secured credit facility, consisting of a $300 million term loan facility, a $25 million delayed draw term loan facility and a $200 million revolving credit facility. The funding of the senior secured credit facility will be conditioned upon the completion of this offering. Subject to certain conditions, the credit facility will include conditional borrowing capacity for incremental commitments to increase the term loan facility and revolving credit facility to up to $775 million in the aggregate, with any increase in the

BUSINESS

Overview

We are a growth-oriented limited partnership formed by First Solar and SunPower to own, operate and acquire solar energy generation projects. Upon completion of this offering, our Initial Portfolio, which we will acquire from our Sponsors, will have interests in 432 MW of solar energy projects. Our primary objective is to generate predictable cash distributions that grow at a sustainable rate. We intend to achieve this objective by acquiring high-quality solar assets primarily developed by our Sponsors that generate long-term contracted cash flows and serve utility, C&I and residential customers in the United States and other select markets, primarily within the countries that comprise the OECD.

We believe our relationship with our Sponsors provides us with a significant competitive advantage. Our Sponsors have demonstrated track records of developing solar energy projects in our target markets. For example, between 2005 and 2014, our Sponsors developed, built or supplied solar modules to approximately 39% of the 18.1 GW of solar power capacity installed in the United States and approximately 11% of the solar power capacity installed in the OECD. As of March 31, 2015, on a combined basis, our Sponsors had identified a development pipeline of approximately 13.7 GW of potential solar energy project opportunities, ranging from early-stage to advanced-stage development. We will have a ROFO on interests in 1,143 MW of the advanced development stage projects included in this pipeline, all of which are located in our target markets. Our Sponsors' development track records are enhanced by their vertically integrated business models across the solar value chain, from solar module and select balance of systems manufacturing to providing EPC and O&M services, which enables them to more efficiently develop solar energy projects.

Upon the completion of this offering, we will own interests in six utility-scale solar energy projects, three of which are operational and three of which are in late-stage construction. These assets will represent 87% of the generating capacity of our Initial Portfolio upon all projects attaining COD. We will also own interests in a portfolio of C&I and residential DG Solar assets, which will represent 13% of the generating capacity of our Initial Portfolio. Our Initial Portfolio is located entirely in the United States and consists of utility-scale and C&I assets that sell substantially all of their output under long-term, fixed-price offtake agreements with investment grade offtake counterparties and residential DG Solar assets that are leased under long-term fixed-price offtake agreements with high credit quality residential customers with FICO scores averaging 765 at the time of initial contract. As of March 31, 2015, the weighted average remaining life of offtake agreements across our Initial Portfolio was 22.0 years. In addition, we will have a right of first offer on certain of our Sponsors' solar energy projects that are currently contracted or expected to be contracted prior to the closing of this offering, should our Sponsors decide to sell such projects during the term of our ROFO Agreements.

We intend to make quarterly distributions of cash to holders of our Class A shares in accordance with "Our Cash Distribution Policy and Restrictions on Distributions." Our initial quarterly distribution will be set at $0.2097 per Class A share or $0.8388 per Class A share on an annualized basis. Because not all of our Initial Projects are fully operational, our Sponsors have agreed to forego distributions declared on their OpCo common and subordinated units until such fiscal quarter commencing on or after March 1, 2016 that the board of directors of our general partner, with the concurrence of the conflicts committee, determines that OpCo will generate sufficient cash available for distribution without such forbearance for us to pay the full initial quarterly distribution for such quarter and the successive quarter. We intend to target an annual growth rate of our distributions of 12% to 15% per Class A share over the three-year period following completion of this offering. This target is based on our Sponsors' intention to offer us ROFO Projects on a schedule designed to produce such an increase. Furthermore, we believe we will have opportunities in the United States and in other OECD member countries to

- *Recently developed projects.* Our Initial Portfolio is comprised of newly developed projects, with three of our utility projects and two of our C&I projects being in the final stages of construction and three of our utility projects and approximately 85% of our residential portfolio attaining COD within the last two years and all of our residential portfolio attaining COD within the last four years. At the closing of this offering, of the six utility-scale projects, four will be operational. Our projects generally have an expected useful economic life of over 30 years. Moreover, all of the projects in our Initial Portfolio employ the leading technologies of our Sponsors.

Our pure play business model

Our Initial Portfolio and ROFO Portfolio are comprised entirely of solar energy projects owned by, to be acquired from, or being developed by, our Sponsors. We believe that concentrating our efforts and focusing our resources on solar energy will enhance our operational efficiency and ability to meet our objective to generate predictable cash distributions that grow at a sustainable rate. In addition, we believe that having our Sponsors as our key module providers and utilizing their leading solar module technology to generate power further maximizes operational benefits and reliability, and differentiates us from our competitors, who utilize generation technology acquired from multiple unrelated module suppliers.

Our strategic relationship with our Sponsors

Our Sponsors' interests are highly aligned with ours. Our ability to grow and continually acquire projects from our Sponsors is expected to be an important source of funding for our Sponsors' core solar module manufacturing businesses. All of the projects in our Initial Portfolio and ROFO Portfolio were developed, or are being developed, by our Sponsors. In addition, First Solar and SunPower will retain a collective 71.8% limited liability company interest in OpCo and receive distributions on their OpCo units following the forbearance period. In addition, through their ownership of Holdings, our Sponsors hold all of the IDRs in OpCo which represent a variable interest in distributions after certain distribution thresholds are met. The IDR mechanism provides a further economic incentive for our Sponsors to facilitate our growth over time.

Predictable and sustainable cash flows

We expect our Initial Portfolio to support a consistent cash flow profile that will serve as a stable base for the growth of our cash distributions over time. The projects in our Initial Portfolio consist of utility-scale and C&I assets that sell substantially all of their output under long-term, fixed-price offtake agreements with investment grade offtake counterparties, and residential DG Solar assets that are leased under long-term fixed-price offtake agreements with high credit quality residential customers with FICO scores averaging 765 at the time of initial contract. Furthermore, our O&M costs are expected to be predictable because we have no fuel or feedstock costs and relatively low maintenance costs.

Management and operational expertise

We believe that we have a distinct advantage in having two of the leading vertically integrated solar providers as our Sponsors. Our chief executive officer serves as the chief financial officer of SunPower, and our chief financial officer serves as the chief financial officer of First Solar. Our officers have considerable experience in manufacturing, developing, financing, operating and maintaining solar power generation assets. Our management team also has access to the other significant management resources of our Sponsors to support the operational, financial, legal and regulatory aspects of our business.

Long-Term Incentive Plan

In connection with this offering, our general partner intends to adopt the 8point3 General Partner, LLC Long-Term Incentive Plan, or the LTIP, on our behalf for (i) the employees of our general partner and its affiliates who perform services for us, (ii) the non-employee directors of our general partner and (iii) the consultants who are natural persons and perform services for us. Awards under the LTIP may consist of unrestricted shares, restricted shares, restricted share units, options and share appreciation rights. The LTIP will limit the number of shares that may be delivered pursuant to awards to Class A shares (subject to any adjustment due to recapitalization, reorganization or a similar event permitted under the LTIP) to 2,000,000 Class A shares. The LTIP provides that no director may receive awards in any calendar year with a grant date value in excess of $250,000. Shares that are forfeited or withheld to satisfy exercise price or tax withholding obligations are available for delivery pursuant to other awards.

The LTIP will be administered by the compensation committee of the board of directors of our general partner, unless the full board of directors determines to take action or appoints an alternative committee under the LTIP. For the remainder of this section the applicable plan administrator will be referred to as the "committee." The board of directors or the committee may authorize a committee of one or more members of the board of directors to grant awards pursuant to such conditions or limitations as the board of directors or the committee may establish. The committee may also delegate to the Chief Executive Officer and to other employees of our general partner (i) the authority to grant individual awards to consultants and to employees who are not subject to Section 16(b) of the Exchange Act and (ii) other administrative duties under the Plan pursuant to such conditions or limitations as the committee may establish.

The committee has full power and authority to: (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares to be covered by awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent, and under what circumstances awards may be settled, exercised, canceled, or forfeited; (vi) interpret and administer the Plan and any instrument or agreement relating to an award made under the Plan; (vii) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (viii) make any other determination and take any other action that the committee deems necessary or desirable for the administration of the Plan.

The committee may, in its discretion, provide for the extension of the exercisability of an Award, accelerate the vesting or exercisability of an award, eliminate or make less restrictive any restrictions applicable to an award, waive any restriction or other provision of this Plan or an Award or otherwise amend or modify an award or award agreement in any manner that is either (i) not materially adverse to the Participant to whom such Award was granted or (ii) consented to by such Participant.

The board of directors of our general partner has the right to terminate or amend the LTIP or any part of the LTIP from time to time, including increasing the number of shares that may be granted, subject to shareholder approval as may be required by the exchange upon which the Class A shares are listed at that time, if any. No change may be made in any outstanding grant that would materially reduce the benefits of the participant without the consent of the participant. The LTIP will expire upon the earliest of the date established by the board of directors or the committee, the tenth anniversary of its adoption or the date that no shares remain available under the LTIP for awards. Upon termination of the LTIP, awards then outstanding will continue pursuant to the terms of their grants.

Class A shares to be delivered in settlement of awards under the LTIP may be newly issued Class A shares, Class A shares acquired in the open market, Class A shares acquired from any other person, or any combination of the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Class A shares that will be owned upon the completion of this offering by:

- each person known by us to be a beneficial owner of more than 5% of the Class A shares;

- each of the directors and director nominees of our general partner;

- each of our general partner's named executive officers; and

- all of our general partner's directors and executive officers as a group.

The amounts and percentage of Class A shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all of the Class A shares shown as beneficially owned by them, subject to community property laws where applicable.

Percentage of total Class A shares to be beneficially owned after this offering is based on Class A shares outstanding after the completion of this offering and assumes that the Class B shares are Class A shares. The table also assumes that the underwriters' option to purchase additional Class A shares is not exercised.

Name of Beneficial Owner(1)	Class A Shares To Be Beneficially Owned	Percentage of Class A Shares To Be Beneficially Owned	Class B Shares To Be Beneficially Owned	Percentage of Class B Shares To Be Beneficially Owned	Percentage of Total Class A Shares and Class B Shares to be Beneficially Owned
First Solar(2)	—	—	22,116,925	43.4%	31.1%
SunPower(3)	—	—	28,883,075	56.6%	40.7%
Charles D. Boynton	—	—	—	—	—
Mark R. Widmar	—	—	—	—	—
Mandy Yang	—	—	—	—	—
Jason E. Dymbort	—	—	—	—	—
Natalie F. Jackson	—	—	—	—	—
Alexander R. Bradley	—	—	—	—	—
Joseph G. Kishkill	—	—	—	—	—
Ty P. Daul	—	—	—	—	—
Thomas C. O'Connor	—	—	—	—	—
Norman J. Szydlowski	—	—	—	—	—
Michael W. Yackira	—	—	—	—	—
All directors and executive officers as a group (11 persons)	—	—	—	—	—

---

*   Less than 1%.

(1)   Unless otherwise indicated, the address for all beneficial owners in this table is c/o 8point3 Energy Partners LP, 77 Rio Robles, San Jose, California 95134.

(2)   Following this offering, First Solar will hold 22,116,925 Class B shares that will provide First Solar with an aggregate number of votes on certain matters that may be submitted for a vote of our shareholders that is equal to the aggregate number of OpCo common units and OpCo

subordinated units of OpCo held by First Solar on the relevant record date. Please read "Prospectus Summary—Organizational Structure After the Formation Transactions."

(3)   Following this offering, SunPower will hold 28,883,075 Class B shares that will provide SunPower with an aggregate number of votes on certain matters that may be submitted for a vote of our shareholders that is equal to the aggregate number of OpCo common units and OpCo subordinated units of OpCo held by SunPower on the relevant record date. Please read "Prospectus Summary—Organizational Structure After the Formation Transactions."

splits or combinations of units, distributions of warrants or other unit purchase rights, specified extraordinary distributions and similar events. If OpCo elects to deliver cash in exchange for such Sponsor's Tendered Units, or if we exercise our right to purchase Tendered Units for cash, the amount of cash payable will be based on the net proceeds received by us in a sale of an equivalent number of our Class A shares.

Registration Rights Agreement

We will enter into the Registration Rights Agreement with our Sponsors and certain of their respective affiliates under which each Sponsor and its affiliates will be entitled to demand registration rights, including the right to demand that a shelf registration statement be filed, and "piggyback" registration rights, for our Class A shares that it acquires.

Equity Purchase Agreement

Prior to this offering, we will enter into the Equity Purchase Agreement with OpCo, under which we will use all of the net proceeds of this offering to purchase 20,000,000 of OpCo's common units from OpCo and OpCo will issue a non-economic managing member interest to us. OpCo will use the funds it receives under the Equity Purchase Agreement to make distributions to our Sponsors and for general purposes, including to fund future acquisition opportunities.

Master Formation Agreement

First Solar and SunPower entered into a master formation agreement to form a joint venture to indirectly own, operate and acquire solar energy systems. Such master formation agreement provided for the formation of Holdings, the principal joint venture entity, us, our general partner and OpCo, including the respective organizational documents. In addition, the master formation agreement provided for the initial contributions of the First Solar Project Entities and the SunPower Project Entities by our Sponsors. As part of such contributions, our Sponsors made standard representations and warranties to each other regarding their respective Project Entities and agreed to indemnify each other for certain matters.

Limited Liability Company Agreement of Holdings

At the closing of this offering, our Sponsors will enter into the limited liability company agreement of Holdings. Holdings will own the incentive distribution rights in OpCo and will be the sole member of our general partner.

Economic Interests

From the closing of this offering until November 30, 2019, our Sponsors will each own 50% of the economic interests of Holdings. Beginning after November 30, 2019, such economic interests are subject to adjustment annually based on the performance of the Project Entities and any additional assets contributed to OpCo by such Sponsor against the performance of all Project Entities and all additional assets held by OpCo. The percentage of the aggregate economic interests held by each Sponsor after adjustment will equal the percentage arrived at by dividing (i) the cash generated and distributed, subject to certain exclusions, by one Sponsor's Project Entities and any additional assets contributed by such Sponsor to OpCo prior to the end of the most recent fiscal year, by (ii) the cash generated and distributed, subject to certain exclusions, by both Sponsors' Project Entities and any additional assets contributed by the Sponsors to OpCo prior to the end of the most recent fiscal year.

- the entering into or terminating of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner or as the general partner of OpCo's managing member.

In addition, through First Solar's and SunPower's ownership of the Class B shares, First Solar and SunPower will each be entitled to an aggregate number of votes on certain matters that may be submitted for a vote of our shareholders that is equal to the aggregate number of OpCo common units and OpCo subordinated units held by First Solar and SunPower, respectively, on the relevant record date, which immediately following this offering, would constitute 31.1% and 40.7%, respectively, of the voting interests of 8point3 Partners. Please read "Material Provisions of the 8point3 Partners Partnership Agreement—Meetings; Voting" for information regarding the voting rights of shareholders.

Actions taken by our general partner may affect the amount of cash available to pay distributions to Class A shareholders.

The amount of cash that is available for distribution to Class A shareholders is affected by decisions of our general partner regarding such matters as:

- amount and timing of asset purchases and sales;
- cash expenditures;
- borrowings;
- issuances of additional shares; and
- the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us, OpCo and our affiliates do not constitute a breach of any duty owed by us or our general partner to our shareholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any OpCo subordinated units held by them or the incentive distribution rights; or
- accelerating the expiration of the subordination period.

For example, in the event OpCo has not generated sufficient cash from our operations to pay the minimum quarterly distribution on OpCo's common units and OpCo's subordinated units, the OpCo limited liability company agreement permits OpCo to borrow funds, which would enable it to make this distribution on all outstanding units. Please read "Provisions of Our Partnership Agreement and the OpCo Limited Liability Company Agreement Relating to Cash Distributions—Provisions of the OpCo Limited Liability Company Agreement Relating to Cash Distributions—Subordination Period."

We will compensate our Sponsors and their affiliates, including our general partner, for managing our business and also reimburse them for expenses and for draws on certain credit support provided on our behalf.

Under the Management Services Agreements, OpCo will reimburse our Sponsors and their affiliates, including our general partner, for out of pocket expenses incurred in connection with services provided to OpCo, and OpCo will also pay an annual management fee to our Sponsors.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding voting shares voting together as a single class (including the Class B shares). Upon the completion of this offering, our Sponsors and their affiliates will hold approximately 71.8% of our voting power through their ownership of the Class B shares.

No Shareholder Approval

Our general partner generally may make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal office, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that our subsidiaries will not be taxable as corporations or otherwise taxed as entities for federal income tax purposes;

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from, in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under ERISA whether substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

- following the grant of our declaratory order under FPA Section 203, an amendment to lower the 20% percentage threshold described above to 10% that our general partner determines to be necessary or appropriate to comply with Section 203 of the FPA or an act or order by FERC relating to us or our subsidiaries;

- an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;

- any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

- an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

- any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

- a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

- conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

- any other amendments substantially similar to any of the matters described in the clauses above.

in "Provisions of Our Partnership Agreement and the OpCo Limited Liability Company Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Our general partner may withdraw as general partner in compliance with our partnership agreement after giving 90 days' written notice to our shareholders, and that withdrawal will not constitute a violation of our partnership agreement.

Upon voluntary withdrawal of our general partner by giving written notice to the other partners, the holders of a share majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a share majority agree to continue our business by appointing a successor general partner. Please read "—Termination and Dissolution."

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66⅔% of the outstanding voting shares, including shares held by our general partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by a share majority. The ownership of more than 33⅓% of the outstanding shares by any person or group would give such persons the practical ability to prevent our general partner's removal. Upon the completion of this offering, our Sponsors and their affiliates will hold approximately 71.8% of our voting power through their ownership of the Class B shares.

In the event of removal of a general partner or withdrawal of a general partner, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Our general partner may transfer all or any of its general partner interest in us without obtaining approval of any shareholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement, furnish an opinion of counsel regarding limited liability and agree to purchase all (or the appropriate portion) of the partnership or membership interest owned by the departing general partner as the general partner or managing member, if any, of each of our other subsidiaries.

Transfer of Ownership Interests in the General Partner

At any time, Holdings and its affiliates may sell or transfer all or part of their direct or indirect interest in our general partner without the approval of our shareholders.

holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

OpCo common units are securities and are transferable according to the laws governing transfer of securities. Until an OpCo common unit has been transferred on OpCo's register, OpCo and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Amendment of the OpCo Limited Liability Company Agreement

General

Amendments to the OpCo limited liability company agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to propose or approve any amendment to the OpCo limited liability company agreement. In order to adopt a proposed amendment, other than the amendments described below, our general partner is required to seek written approval of the holders of the number of units and other interests, if any, required to approve the amendment or call a meeting of the members to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

- enlarge the obligations of any member without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of member interests so affected; or

- enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by OpCo to our general partner or any of our affiliates without our consent, which consent may be given or withheld at our option.

The provisions of the OpCo limited liability company agreement preventing the amendments having the effects described in either of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by us and our affiliates). Upon the completion of this offering, Holdings and its affiliates, other than us, will own approximately 71.8% of the outstanding OpCo common units through our Sponsors.

No Unitholder Approval

Our general partner generally may make amendments to the OpCo limited liability company agreement without the approval of any member to reflect:

- a change in OpCo's name, the location of OpCo's principal office, its registered agent or its registered office;

- the admission, substitution, withdrawal or removal of members in accordance with the limited liability company agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue OpCo's qualification as a limited liability company in which the members have limited liability under the laws of any state or to ensure that OpCo's subsidiaries will not be taxable as corporations or otherwise taxed as entities for federal income tax purposes;

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Class A shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A shares. We cannot predict the effect, if any, future sales of Class A shares, or the availability of Class A shares for future sales, will have on the market price of our Class A shares prevailing from time to time. The number of Class A shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions could permit sales of substantial amounts of our Class A shares in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A shares. These factors could also make it more difficult for us to raise funds through future offerings of our Class A shares.

Rule 144

The 20,000,000 Class A shares sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any Class A shares issued to our Sponsors or their affiliates under the Exchange Agreement. None of our directors or officers own any Class A shares prior to this offering. Any Class A shares owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the Class A shares outstanding, which will equal approximately Class A shares immediately after this offering; or

- the average weekly reported trading volume of the Class A shares for the four calendar weeks prior to the sale.

Upon the completion of this offering, none of our Class A shares will be restricted. Any Class A shares acquired by any of our affiliates, including our general partner's directors and executive officers, will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned his Class A shares for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those Class A shares under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement

Our partnership agreement provides that we may issue an unlimited number of partnership interests of any type without a vote of the shareholders. Any issuance of additional Class A shares or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, Class A shares then outstanding. Please read "Material Provisions of the 8point3 Partners Partnership Agreement—Issuance of Additional Membership Interests."

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the Class A shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of Class A shares indicated in the following table. Goldman, Sachs & Co. and Citigroup Global Markets Inc. are the representatives of the underwriters.

Underwriters	Number of Class A Shares
Goldman, Sachs & Co.	
Citigroup Global Markets Inc.	
Total	20,000,000

The underwriters are committed to take and pay for all of the Class A shares being offered, if any are taken, other than the Class A shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 3,000,000 Class A shares from us to cover sales by the underwriters of a greater number of Class A shares than the total number set forth in the table above. They may exercise that option for 30 days. If any Class A shares are purchased pursuant to this option, the underwriters will severally purchase Class A shares in approximately the same proportion as set forth in the table above.

The following table shows the per Class A share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 3,000,000 additional Class A shares.

	No Exercise	Full Exercise
Per Class A Share	$	$
Total	$	$

We will also pay Goldman, Sachs & Co. and Citigroup Global Markets Inc. a structuring fee equal to 0.75% of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership. Class A shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Class A shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per Class A share from the initial public offering price. After the initial offering of the Class A shares, the representatives may change the offering price and the other selling terms. The offering of the Class A shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The expenses of the offering, not including the underwriting discount (and the structuring fee), are estimated at $7.5 million and will be paid by our Sponsors. In addition, the underwriters have agreed to reimburse our Sponsors $2.0 million (or $2.3 million if the underwriters exercise in full their option to purchase additional common units) for certain expenses in connection with this offering.

We have also agreed to reimburse the underwriters for up to $30,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc., or FINRA, of the terms of sale of the Class A shares offered hereby.

We, our Sponsors, our general partner and its directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A shares

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial statements have been derived by the application of pro forma adjustments to the historical combined carve-out financial statements of our predecessor included elsewhere in this prospectus. The pro forma balance sheet assumes that the offering occurred as of March 29, 2015 and the pro forma statements of operations for the three months ended March 29, 2015 and for the year ended December 28, 2014 assume that our Formation Transactions and this offering, with respect to share and per share information, occurred as of December 30, 2013. The unaudited pro forma condensed consolidated financial statements reflect the following significant assumptions and Formation Transactions related to this offering:

- the issuance by us of an aggregate of 28,883,075 Class B shares and the issuance by OpCo of an aggregate of 8,778,190 OpCo common units and 20,104,885 OpCo subordinated units to SunPower in connection with the reorganization of OpCo;

- the contribution by First Solar of the First Solar Project Entities in exchange for an aggregate of 22,116,925 Class B shares, 6,721,810 OpCo common units, 15,395,115 OpCo subordinated units and the right to receive a portion of the proceeds of this offering;

- the issuance by us of 20,000,000 Class A shares in this offering for net proceeds of $375.0 million;

- the use by us of all of the net proceeds of this offering to purchase from OpCo 20,000,000 OpCo common units, resulting in our owning a 28.2% interest in OpCo, and the use by OpCo of the net proceeds it receives from us to make a distribution to First Solar of $146.2 million and to make a distribution to SunPower of $191.0 million, with the remaining $37.8 million of net proceeds OpCo receives from us to be used for general purposes, including to fund future acquisition opportunities;

- the issuance by OpCo of all of the incentive distribution rights to Holdings;

- the issuance by OpCo of a non-economic managing member interest to us; and

- the entrance into a new $525 million senior secured credit facility, consisting of a $300 million term loan facility, a $25 million delayed draw term loan facility and a $200 million revolving credit facility. The funding of the senior secured credit facility will be conditioned upon the completion of this offering. The full amount of the term loan facility will be outstanding, approximately $11.5 million of letters of credit will be outstanding under our revolving credit facility, and the remaining portion of the revolving credit facility and the delayed draw term loan facility will be undrawn at the closing of this offering, the distribution of the proceeds from the term loan facility to the Sponsors and the issuance costs associated with entering into such facility.

The historical combined carve-out financial statements of our predecessor and the First Solar Project Entities, from which the selected unaudited pro forma financial data have been derived, are presented in U.S. dollars and have been prepared in accordance with U.S. GAAP.

Certain revenues and offsets to cost of sales reflected in the historical predecessor combined financial statements are not expected to recur. In this regard, our predecessor's combined statements of operations reflect the effect of the Federal section 1603 cash grant program. This program has expired and the predecessor will no longer benefit from these cash grants. These grants had no effect for the three-month period ended March 29, 2015 but contributed $5.7 million of revenue for the year ended December 28, 2014. In addition, our predecessor's revenues included revenue from sales-type leases of $0.1 million for the year ended December 28, 2014, which will not be included in our revenue following this offering because OpCo will not be undertaking any sales-type leases. No pro forma effect has been given to remove these items.

A substantial portion of the Initial Portfolio will still be under construction at the closing of this offering. Our Sponsors have agreed under the Omnibus Agreement to pay all costs required, expected

to be approximately $160.4 million in total subsequent to the closing of the offering, to complete such projects and certain liquidated damages in the event such projects fail to achieve COD and specified capacities pursuant to an agreed schedule. No pro forma effect has been made for an obligation of a Sponsor to reimburse OpCo for any commitment of future capital expenditures.

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined carve-out financial statements and the accompanying notes included elsewhere in this prospectus. Among other things, the historical combined carve-out financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our selected unaudited pro forma financial information does not purport to represent what our results of operations or financial position would have been if we operated as a publicly traded partnership during the periods presented and may not be indicative of our future performance.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended March 29, 2015

(in thousands, except share and per share data)

					Pro Forma Adjustments		
	Predecessor	First Solar Project Entities	Pro Forma Adjustment for First Solar Project Entities	Pro Forma	Formation Adjustments	Debt and Offering	Pro Forma As Adjusted
Revenues:							
Operating revenues	$ 2,134	$1,443	$(439) (a)	$ 3,138	$ —	$ —	$ 3,138
Total revenues	2,134	1,443	(439)	3,138	—	—	3,138
Operating costs and expenses:							
Cost of operations	2,058	150	(87) (a)	2,121	—	—	2,121
Cost of operations—parent	234	—	—	234	—	—	234
Selling, general and administrative	3,279	715	—	3,994	(1,053) (j)	—	2,941
Depreciation, amortization and accretion	730	603	12 (b)	1,345	—	—	1,345
Total operating costs and expenses	6,301	1,468	(75)	7,694	(1,053)	—	6,641
Operating income (loss)	(4,167)	(25)	(364)	(4,556)	1,053	—	(3,503)
Interest expense	1,045	—	—	1,045	—	1,927 (l)	2,972
Other expense (income)	3,948	—	—	3,948	—	—	3,948
Loss before taxes	(9,160)	(25)	(364)	(9,549)	1,053	(1,927)	(10,423)
(Provision for) benefit from income taxes	(6)	10	(10) (c)	(6)	— (k)	— (k)	(6)
Equity in earnings of unconsolidated investees, net of tax	—	462	305 (c)	767	—	—	767
Net (loss) income	(9,166)	447	(69)	(8,788)	1,053	(1,927)	(9,662)
Less net income (loss) attributable to noncontrolling interests	—	—	—	—	(6,940) (m)	—	(6,940)
Net (loss) income attributable to 8point3 Energy Partners LP	$(9,166)	$ 447	$ (69)	$(8,788)	$ 7,993	$ (1,927)	$ (2,722)
Pro forma net income (loss) per share:							
— Basic							$ (0.14)
— Diluted							$ (0.14)
Pro forma weighted-average shares:							
— Basic						20,000,000(n)	20,000,000
— Diluted						20,000,000(n)	20,000,000

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 28, 2014

(in thousands, except share and per share data)

	Predecessor	First Solar Project Entities	Pro Forma Adjustment for First Solar Project Entities	Pro Forma	Pro Forma Adjustments		Pro Forma As Adjusted
					Formation Adjustments	Debt and Offering	
Revenues:							
Operating revenues	$ 9,231	$ 4,042	$ (963) (a)	$12,310	$ —	$ —	$ 12,310
Total revenues	9,231	4,042	(963)	12,310	—	—	12,310
Operating costs and expenses:							
Cost of operations	(3,195)	947	(328) (a)	(2,576)	—	—	(2,576)
Cost of operations—parent	937	—	—	937	—	—	937
Selling, general and administrative	4,818	4,710	—	9,528	(3,296) (j)	—	6,232
Depreciation, amortization and accretion	2,339	1,206	25 (b)	3,570	—	—	3,570
Total operating costs and expenses	4,899	6,863	(303)	11,459	(3,296)	—	8,163
Operating income (loss)	4,332	(2,821)	(660)	851	3,296	—	4,147
Interest expense	5,525	—	—	5,525	—	6,361(l)	11,886
Other expense (income)	—	—	—	—	—	—	—
Loss before taxes	(1,193)	(2,821)	(660)	(4,674)	3,296	(6,361)	(7,739)
(Provision for) benefit from income taxes	(23)	5,340	(5,340) (c)	(23)	— (k)	— (k)	(23)
Equity in earnings of unconsolidated investees, net of tax	—	(460)	(316) (c)	(776)	—	—	(776)
Net (loss) income	(1,216)	2,059	(6,316)	(5,473)	3,296	(6,361)	(8,538)
Less net income (loss) attributable to noncontrolling interests	—	—	—	—	(6,132) (m)	—	(6,132)
Net (loss) income attributable to 8point3 Energy Partners LP	$(1,216)	$ 2,059	$(6,316)	$ (5,473)	$ 9,428	$ (6,361)	$ (2,406)
Pro forma net income (loss) per share:							
— Basic							$ (0.12)
— Diluted							$ (0.12)
Pro forma weighted-average shares:							
— Basic						20,000,000(n)	20,000,000
— Diluted						20,000,000(n)	20,000,000

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of March 29, 2015

(in thousands)

	Predecessor	First Solar Project Entities	Pro Forma Adjustment for First Solar Project Entities	Pro Forma	Pro Forma Adjustments — Formation Adjustments	Pro Forma Adjustments — Debt and Offering	Pro Forma As Adjusted
Assets							
Current assets:							
Cash and cash equivalents	$ —	$ 6,000	$ (6,000)(d)	$ —	$ —	$ 300,000(l) (1,680)(l) 400,000(n) (25,000)(n) (635,484)(p)	$ 37,836
Accounts receivable and short-term financing receivables, net	2,924	511	(511)(d)	2,924	—		2,924
Other assets	2,075	1,131	(1,131)(d)	2,075	—	(794)(l) (605)(n)	676
Total current assets	4,999	7,642	(7,642)	4,999	—	36,437	41,436
Property and equipment, net	235,743	312,542	(273,494)(e) 14,548(f)	289,339	—	—	289,339
Intangible assets, net	—	—		—			—
Long-term financing receivables, net	84,784	—	—	84,784	—	—	84,784
Deferred tax assets, non-current	—	5,001	(5,001)(g)	—	—	—	—
Investment in unconsolidated affiliate	—	221,979	134,922(e)	356,901	—	—	356,901
Total assets	$325,526	$547,164	$(136,667)	$736,023	$ —	$ 36,437	$772,460
Liabilities and Equity							
Current liabilities:							
Accounts payable and other current liabilities	$ 25,784	$ 29,577	$ (29,577)(d)	$ 25,784	$ —	$ —	$ 25,784
Short-term debt and financing obligations	21,058	—	—	21,058	—	(21,058)(l)	—
Deferred revenue, current portion	627	—	—	627	—	—	627
Total current liabilities	47,469	29,577	(29,577)	47,469	—	(21,058)	26,411
Long-term debt and financing obligations	128,841	—	—	128,841	—	(128,841)(l) 297,526(l)	297,526
Deferred revenue, net of current portion	10,406	—	—	10,406	—	—	10,406
Deferred tax liability, non-current	—	—	—(h)	—	—	—	—
Other long-term liabilities	11,120	4,851	(2,711)(b)(e)	13,260	—	—	13,260
Total liabilities	197,836	34,428	(32,288)	199,976	—	147,627	347,603
Equity:							
Class A shares	—	—	—	—	—	374,395(n)	374,395
Class B shares	—	—	—	—	—	—(o)	—
General partner interest	—	—	—	—	—	—(o)	—
Members' equity	127,690	512,736	21,935(d) (138,572)(e) 2,711(b)(e) 14,548(f) (5,001)(g) —(h)	536,047	(536,047)(p)	—	—
Total shareholders' equity attributable to 8point3 Energy Partners LP	127,690	512,736	(104,379)(i)	536,047	(536,047)	374,395	374,395
Noncontrolling interests	—	—	—	—	536,047(p)	(635,484)(p) 21,058(l) 128,841(l)	50,462
Total equity	127,690	512,736	(104,379)	536,047	—	(111,190)	424,857
Total liabilities and equity	$325,526	$547,164	$(136,667)	$736,023	$ —	$ 36,437	$772,460

(k)   Represents the income tax effect of the pro forma adjustments to the Condensed Consolidated Statement of Operations offset in its entirety by the reversal of valuation allowances upon utilization of existing net operating losses of the predecessor or establishment of a valuation allowance primarily due to our predecessor's history of losses and its more likely than not inability to utilize such net operating loss carryforwards.

(l)   Represents the borrowing of $300 million under the new term loan facility and extinguishment of existing indebtedness, totaling $149.9 million as of March 29, 2015, which included Quinto solar project financing and Residential lease financing. The effective interest rate for the new term loan facility is expected to be approximately 3.65% per annum, or $11.0 million of annual interest expenses. There will be no principal amortization over the term of the facility. The discount and incremental debt issuance costs associated with the new borrowing were $2.5 million, which included $1.7 million of debt issuance costs paid with a portion of the proceeds and $0.8 million related to a reclassification of capitalized issuance costs on the Predecessor's historical financial statements, and were reported as a direct deduction from the face amount of the note. We will use the net proceeds of the term loan facility to pay distributions to the Sponsors, $129.4 million to First Solar and $168.9 million to SunPower.

(m)   Represents the proportionate share of earnings allocated to the Sponsors.

(n)   Represents the gross proceeds to 8Point3 Partners of $400.0 million from the issuance and sale of 20,000,000 Class A shares at an assumed initial public offering price of $20.00 per share and the underwriting discount of $22.0 million and the structuring fee of $3.0 million paid to Goldman, Sachs & Co. and Citigroup Global Market Inc., for a total of $25.0 million, which will be offset against the Class A shares. This amount excludes offering expenses, which will be paid by our Sponsors. In addition, there was a reclassification of $0.6 million related to capitalized offering costs on the Predecessor's historical financial statements against the Class A shares. We will enter into an equity purchase agreement, or Equity Purchase Agreement, with OpCo, under which we will use all of the net proceeds of this offering to purchase 20,000,000 of OpCo's common units from OpCo and OpCo will issue a non-economic managing member interest to us. OpCo will use the funds it receives under the Equity Purchase Agreement to make distributions to the Sponsors and for general purposes, including to fund future acquisition opportunities.

(o)   Represents the issuance of non-economic general partner interest and Series B shares related to non-economic voting interest in the partnership.

(p)   Represents the movement of members' equity to noncontrolling interests and a distribution to the Sponsors of $635.5 million, consisting of $298.3 million in net proceeds from borrowings under the term loan facility and $337.2 million of the net proceeds of this offering. See below activities in the noncontrolling interest.

(In thousands)	Noncontrolling interests
Reclassify historical member's equity	$ 536,047
Extinguish the existing indebtedness paid by the Sponsor	149,899
Distribution to Sponsors	(635,484)
Total	$ 50,462

"Exchange Agreement" means the Exchange Agreement, dated as of   , 2015, among the Managing Member, the General Partner, SunPower, First Solar and the Company.

"Expansion Capital Expenditures" means cash expenditures (including transaction expenses) for Capital Improvements. Expansion Capital Expenditures shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest payments (including periodic net payments under related interest rate swap agreements) and related fees paid in respect of the Construction Period on Construction Debt. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the Managing Member shall determine the allocation between the amounts paid for each.

"Final Subordinated Units" has the meaning given such term in Section 6.1(c)(x)(A).

"First Liquidation Target Amount" has the meaning set forth in Section 6.1(b)(i)(D).

"First Solar" means First Solar 8point3 Holdings, LLC, a Delaware limited liability company.

"First Target Distribution" means $0.31455 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of $0.31455 multiplied by a fraction, of which the numerator is the number of days in such period and of which the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.12, Section 6.6 and Section 6.9.

"Fully Diluted Weighted Average Basis" means, when calculating the number of Outstanding Units for any period, the sum of (1) the weighted-average number of Outstanding Units during such period plus (2) all Membership Interests and Derivative Membership Interests (a) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or *pari passu* with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided*, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.5, such Membership Interests and Derivative Membership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; and *provided*, *further*, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

"General Partner" means 8point3 General Partner, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Managing Member as general partner of the Managing Member, in their capacity as general partner of the Managing Member (except as the context otherwise requires).

"Gross Liability Value" means, with respect to any Liability of the Company described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm's-length transaction.

"Member Nonrecourse Debt" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

"Member Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Member Nonrecourse Debt.

"Membership Interest" means the Managing Member Interest and any class or series of equity interest in the Company, which shall include any Non-Managing Member Interests but shall exclude any Derivative Membership Interests.

"Merger Agreement" has the meaning set forth in Section 14.1.

"Minimum Quarterly Distribution" means $0.2097 per Unit per Quarter (or with respect to periods of less than a full fiscal quarter, it means the product of $0.2097 multiplied by a fraction, of which the numerator is the number of days in such period and of which the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 6.6 and Section 6.9.

"National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

"Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such Contributed Property reduced by any Liabilities either assumed by the Company upon such contribution or to which such Contributed Property is subject when contributed and (b) in the case of any property distributed to a Member by the Company, the Company's Carrying Value of such property (as adjusted pursuant to Section 5.3(d)) at the time such property is distributed, reduced by any Liabilities either assumed by such Member upon such distribution or to which such property is subject at the time of distribution, in either case as determined and required by the Treasury Regulations promulgated under Section 704(b) of the Code.

"Net Income" means, for any taxable period, the excess, if any, of the Company's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Company's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.3(b) and shall not include any items specially allocated under Section 6.1(c); *provided, however*, that the determination of the items that have been specially allocated under Section 6.1(c) shall be made without regard to any reversal of such items under Section 6.1(c)(xiii).

"Net Loss" means, for any taxable period, the excess, if any, of the Company's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Company's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.3(b) and shall not include any items specially allocated under Section 6.1(c); *provided, however*, that the determination of the items that have been specially allocated under Section 6.1(c) shall be made without regard to any reversal of such items under Section 6.1(c)(xiii).

"Net Positive Adjustment" means, with respect to any Member, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Member pursuant to Book-Up Events and Book-Down Events.

Borrowings and payments made under any Hedge Contracts, and (ii) all cash expenditures of the Managing Member, including reimbursement of expenses of the General Partner and its Affiliates, other than federal income taxes payable by the Managing Member, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of Operating Surplus shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures or Investment Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iii) distributions to Members, or (iv) repurchases of Membership Interests, including repurchases or redemptions of Membership Interests under the Exchange Agreement, other than repurchases of Membership Interests by the Company to satisfy obligations under employee benefit plans or reimbursement of expenses of the General Partner for purchases of Membership Interests by the General Partner to satisfy obligations under employee benefit plans;

(d) (i) amounts paid in connection with the initial purchase of a Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to its scheduled settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract; and

(e) any expenditures made by the Company Group for which a Group Member is entitled to be reimbursed or indemnified by a Sponsor pursuant to Section 2.2, 3.1 or 3.2 of the Omnibus Agreement shall not constitute Operating Expenditures.

Where capital expenditures consist of both (y) Maintenance Capital Expenditures and (z) Expansion Capital Expenditures and/or Investment Capital Expenditures, the Board of Directors shall determine the allocation between the amounts paid for each.

"Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $45.0 million, (ii) all cash receipts of the Company Group (or the Company's share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the IPO Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions (*provided* that cash receipts from the termination of a Hedge Contract prior to its scheduled settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iii) all cash receipts of the Company Group (or the Company's share of cash receipts in the case of Subsidiaries that are not wholly owned) resulting from dividends or distributions received after the end of such period from equity interests held by the Company in any Person other than a Subsidiary in respect of operations conducted by such Person during such period but excluding cash receipts from Interim Capital Transactions by such Persons, (iv) all cash receipts of the Company Group (or the Company's share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (v) the amount of cash distributions paid in respect of the Construction Period (including incremental Incentive Distributions) on Construction Equity, less

"Second Target Distribution" means $0.366975 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of $0.366975 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.12, Section 6.6 and Section 6.9.

"Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

"Share of Additional Book Basis Derivative Items" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time, and (ii) with respect to the Members holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Members holding the Incentive Distribution Rights as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

"Special Approval" means approval by a majority of the members of the Conflicts Committee.

"Sponsor" or "Sponsors" means SunPower and First Solar, individually or collectively, as applicable.

"Subordinated Unit" means a Membership Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"Subordination Period" means the period commencing on the IPO Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Members pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending on August 31, 2018, in respect of which (i)(A) aggregate distributions of Available Cash from Operating Surplus on the Outstanding Common Units, Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on such Outstanding Common Units, Subordinated Units and other Outstanding Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of such periods equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and other Units that are senior or equal in right of distribution to the Subordinated Units and in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages; and

(b) the first Business Day following the distribution of Available Cash to Members pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending on August 31, 2016 in respect of which (i)(A) aggregate distributions of Available Cash from Operating Surplus on the Outstanding Common Units, Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to the four consecutive-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of such Outstanding Common Units, Subordinated Units and other Outstanding Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for such period equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis and (ii) there are no Cumulative Common Unit Arrearages.

"Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary (as defined, but excluding subsection (d) of this definition) of such Person is, at the date of determination, a general or limited partner of such partnership, but only if such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, controls such partnership on the date of determination; (c) any other Person in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person; or (d) any other Person formed by such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, and a third party investor in order to utilize various federal income tax incentives for the development of solar or other renewable projects that meet the following criteria: (i) such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, has less than a majority ownership interest in such other Person or less than the power to elect or direct the election of a majority of the directors or other governing body of such other Person; (ii) such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, has, directly or indirectly, at the date of determination, at least a 49% ownership interest in such other Person; (iii) the Partnership accounts for such other Person (under U.S. GAAP, as in effect on the later of the date of investment in such other Person or material expansion of the operations of such other Person) on a consolidated or equity accounting basis; (iv) such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, has, directly or indirectly, material negative control rights regarding such other Person, including such Person's ability to materially expand its operations beyond that contemplated at the date of investment in such other Person; and (v) such other Person is obligated under its constituent documents or as a result of unanimous agreement of its owners, to distribute to its owners all of its distributable cash on at least a semiannual basis (less any cash reserves that are approved by such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof).

"SunPower" means SunPower YC Holdings, LLC, a Delaware limited liability company.

"Surviving Business Entity" has the meaning set forth in Section 14.2(b)(ii).

"Target Distributions" means, collectively, the Minimum Quarterly Distribution, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"Third Target Distribution" means $0.4194 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of $0.4194 multiplied by a fraction, of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.12, 6.6 and 6.9.

"Trading Day" means a day on which the principal National Securities Exchange on which the Class A Shares or the referenced Membership Interests of any class are listed or admitted for trading

(d) All items of income, gain, loss, deduction and credit recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Company; *provided, however*, that such allocations, once made, shall be adjusted (in the manner determined by the Managing Member) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(e) Each item of Company income, gain, loss and deduction, for federal income tax purposes, shall be determined for each taxable period and the Managing Member shall prorate and allocate such items to the Members in a manner permitted by Section 706 of the Code and the regulations and rulings promulgated thereunder.

(f) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the Managing Member shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

Section 6.3 *Requirement and Characterization of Distributions; Distributions to Record Holders.*

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on August 31, 2015, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Company to the Members as of the Record Date selected by the Managing Member; *provided,* that our Sponsors shall not receive distributions on their Units with respect to the Distribution Forbearance Period. After the date on which the Distribution Forbearance Period ends, distributions will be made to the Sponsors in accordance with this Article VII. All amounts of Available Cash distributed by the Company on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Company to the Members pursuant to Section 6.4 equals the Operating Surplus from the IPO Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Managing Member on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Sections 18-607 and 18-804 of the Delaware Act and other applicable law, notwithstanding any other provision of this Agreement.

(b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Company, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The Managing Member may treat taxes paid by the Company on behalf of, or amounts withheld with respect to, all or less than all of the Members, as a distribution of Available Cash to such Members as determined appropriate under the circumstances by the Managing Member.

(d) Each distribution in respect of a Membership Interest shall be paid by the Company, directly or through any other Person or agent, only to the Record Holder of such Membership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Company's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 *Distributions of Available Cash from Operating Surplus.*

(a) *During the Subordination Period.* Available Cash with respect to any Quarter or portion thereof wholly within the Subordination Period that is deemed to be Operating Surplus pursuant to



20,000,000 Class A Shares

Representing Limited Partner Interests

Prospectus

Goldman, Sachs & Co.

Citigroup

Through and including , 2015 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. *Other Expenses of Issuance and Distribution.*

Set forth below are the expenses (other than underwriting discounts) expected to be incurred by the registrant and paid by our Sponsors in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NASDAQ filing fee, the amounts set forth below are estimates.

SEC registration fee	$ 56,125
FINRA filing fee	72,950
NASDAQ listing fee	150,000
Printing and engraving expenses	800,000
Fees and expenses of legal counsel	4,800,000
Accounting fees and expenses	1,500,000
Transfer agent and registrar fees	2,500
Miscellaneous	118,425
Total	$7,500,000

Item 14. *Indemnification of Directors and Officers*.

8point3 Energy Partners LP

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. The section of the prospectus entitled "Certain Relationships and Related Party Transactions Management Services Agreement—Services Rendered—Indemnification and Limitation on Liability" discloses that we will generally indemnify our general partner's officers, directors and affiliates to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by reference.

The underwriting agreement to be entered into in connection with the sale of the securities offered under this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of 8point3 Partners and our general partner, their officers and directors, and any person who controls our general partner, including indemnification for liabilities under the Securities Act.

8point3 General Partner, LLC

Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Under the limited liability agreement of our general partner, in most circumstances, our general partner will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings (whether civil, criminal, administrative or investigative):

- any person who is or was an affiliate of our general partner (other than us and our subsidiaries);